   As filed with the Securities and Exchange Commission on January 27, 1995
                                                       Registration No. 33-56825

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     _____________________________________


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                     _____________________________________

                            CARLISLE PLASTICS, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                             04-2891825
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                     _____________________________________

                                POLY-TECH, INC.
             (Exact name of registrant as specified in its charter)

           MINNESOTA                                              41-1503086
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                     _____________________________________

                              1314 N. Third Street
                            Phoenix, Arizona  85004
                                 (602) 407-2100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                     _____________________________________

                               William H. Binnie
                            CARLISLE PLASTICS, INC.
                              1314 N. Third Street
                            Phoenix, Arizona  85004
                                 (602) 407-2100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                     _____________________________________

                                   Copies to:
                           Martin R. Rosenbaum, Esq.
                             Michael T. Berg, Esq.
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                         Minneapolis, Minnesota  55402
                                 (612) 371-3211

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                     _____________________________________

  THE REGISTRANT AND THE CO-REGISTRANT HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT AND THE CO-REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED JANUARY 27, 1995

PROSPECTUS
                               OFFER TO EXCHANGE
                     SERIES A 10 1/4% SENIOR NOTES DUE 1997
 FOR ANY AND ALL OF THE OUTSTANDING 10 1/4% SENIOR NOTES DUE 1997 ISSUED IN 1994
                                       OF
                            CARLISLE PLASTICS, INC.
                         UNCONDITIONALLY GUARANTEED BY
                                POLY-TECH, INC.
                  ____________________________________________


THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 17, 1995, UNLESS EXTENDED.

                 ____________________________________________

         Carlisle Plastics, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange its Series A 10 1/4% Senior Notes due 1997 (the "New Notes") for an equal principal amount of its outstanding 10 1/4% Senior Notes due 1997 issued in November 1994 (the "Old Notes"), of which $15,000,000 principal amount is outstanding. The terms of the New Notes are substantially the same as the terms of the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture governing the Old Notes (the "Indenture"). The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of New Notes."

         The New Notes will bear interest at the rate of 10 1/4% per annum and interest will be payable semiannually on June 15 and December 15, commencing on June 15, 1995. Holders of the Old Notes whose Old Notes are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes, and will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from and after the date of issuance of the New Notes. Like the Old Notes, the New Notes will be fully and unconditionally guaranteed by Poly-Tech, Inc., a wholly-owned subsidiary of the Company ("Poly-Tech").

         The issuer will not receive any proceeds from the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the holders thereof. See "The Exchange Offer."


         Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to be admitting that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See "Plan of Distribution."


         Prior to this Exchange Offer, there has been no public market for the Old Notes or the New Notes. If a market for the New Notes should develop, the New Notes could trade at a discount from their principal amount. The Company does not currently intend to list the New Notes on any securities exchange. There can be no assurance that an active public market for the New Notes will develop. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NEW NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this Prospectus is _________________, 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

         The Company and Poly-Tech have filed with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement", which term shall include all amendments, exhibits and schedules thereto) on Form S-4 under the Securities Act of 1933 (the "Securities Act") with respect to the Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit or schedule to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company and Poly-Tech are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Commission. The Registration Statement, including exhibits thereto, as well as such reports and other information filed with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and World Trade Center, New York, New York 10048. Copies of all or part of such materials can be obtained from those offices upon payment of certain fees prescribed by the Commission. In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company and Poly-Tech with the Commission are incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1993 (which incorporates by reference certain portions of the Company's definitive Proxy Statement relating to the 1994 Annual Meeting of Shareholders); and (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994.
All documents filed by the Company and Poly-Tech pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         In addition to this Prospectus, the Company is delivering without charge to each recipient of this Prospectus a copy of its Annual Report to Shareholders and its Annual Report on Form 10-K for the year ended December 31, 1993 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

                               TABLE OF CONTENTS

                                                                                Page
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
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Incorporation of Certain Information by Reference . . . . . . . . . . . . . . .   2
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
The Exchange Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Description of the New Notes  . . . . . . . . . . . . . . . . . . . . . . . . .  22
Certain Federal Income Tax Consequences . . . . . . . . . . . . . . . . . . . .  41
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42


                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this Prospectus and the financial statements and documents incorporated by reference herein.


                                  THE COMPANY

         The Company develops, manufactures, sells and distributes national brand and private label plastic products in three categories: film products, hangers and containers. The Company's film products include private label consumer bags, nationally branded trash bags (sold primarily under the Ruffies(R) brand name), and plastic sheeting used in home improvement, construction and agriculture. The Company's molded products group produces plastic clothes hangers, which are sold to retailers and apparel manufacturers, plastic bottles and containers. In 1993, the Company's film and molded products groups accounted for 65% and 35% of the Company's consolidated net sales, respectively.

         The Company is a dominant producer of plastic hangers in North America with an estimated leading one-third share of the United States hanger market in 1993. The Company's film products group is the leading supplier of trash bags to mass merchandisers, the second largest manufacturer of both private label and institutional trash bags, and the leading supplier of plastic sheeting sold through home centers and hardware stores for the do-it-yourself and construction markets. The Company is also a large regional producer of plastic bottles supplying the dairy and bottled water markets.

         The plastics products industry is highly fragmented with a large number of small regional competitors. Management believes that the economics of the industry and the growing importance of national customers create significant advantages for large, low- cost, diversified plastics manufacturers. The Company has focused its strategy on meeting the demands of value-oriented customers and consumers through the manufacture and distribution of low cost, high quality products. The Company is able to offer customers excellent value due to its large scale operations, low-cost manufacturing and national distribution capabilities. This value strategy is augmented by a continuing emphasis on product innovations such as the Company's rapidly growing line of high-density trash bags which utilizes 30%-35% less plastic while offering superior strength at very competitive prices.

         The success of the Company's value strategy is demonstrated by the quality and breadth of its customers. The Company is a leading supplier to many of the nation's fastest growing retailers. In the mass merchandise segment, the Company is a leading manufacturer of both hangers and trash bags for Wal-Mart, K-Mart and Target. The Company has other significant hanger customers, including Dillards, Neiman Marcus, May Company, Osh Kosh, Health-Tex and Vanity Fair. The Company's sheeting business supplies nine of the top ten hardware and home center chains, including Home Depot, Payless Cashways, Home Base, Cotter & Company and True Value. The Company's effectiveness in delivering value is further evidenced by its grocery customer base. The Company sells private label and branded trash bags to the nation's ten largest grocery chains, including A&P, Kroger, Safeway and Winn Dixie. The Company also supplies private label trash bag and sheeting products to a number of non-food retailers including Ace Hardware, Sears and Hardware Wholesalers, Inc.

        The Company's executive offices are located at 1314 N. Third Street, Phoenix, Arizona 85004.

                               THE EXCHANGE OFFER


The Exchange Offer  . . . . . . . .   The Company is offering to exchange up to
                                      $15,000,000 aggregate principal amount of the New Notes for a like principal amount of its Old Notes. The Company will issue the New Notes to holders on or promptly after the Expiration Date (as defined below).

                                      Based on an interpretation by the staff
                                      of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and certain broker-dealers and their affiliates) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. See "Plan of Distribution."

                                      The Exchange Offer applies to $15,000,000 aggregate principal amount of the Old Notes. The terms of the New Notes are substantially the same as the terms of the Old Notes except that the New Notes have been registered under the Securities Act. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of New Notes."

Expiration Date . . . . . . . . . .   The Exchange Offer will expire at 5:00
                                      p.m., New York City time, on     March 17,
                                           1995, unless the Exchange Offer is
                                      extended, in which case the term
                                      "Expiration Date" means the latest date
                                      and time to which the Exchange Offer is
                                      extended.

Accrued Interest on the
  New Notes and Old Notes . . . . .   Each New Note will bear interest from its
                                      issuance date. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the issuance date of the New Notes. Such interest will be paid on June 15, 1995 with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New
                                      Notes.

Conditions to the
  Exchange Offer  . . . . . . . . .   The Exchange Offer is subject to certain
                                      customary conditions, which may be waived by the Company. See "The Exchange Offer
                                      - Conditions."

Procedures for Tendering
  Old Notes . . . . . . . . . . . .   Each holder of Old Notes wishing to
                                      accept the Exchange Offer must complete,
                                      sign and date the accompanying Letter of
                                      Transmittal (the "Letter of Transmittal")
                                      or a facsimile thereof, in accordance
                                      with the instructions contained herein
                                      and therein, and mail or otherwise
                                      deliver such Letter of Transmittal, or
                                      such facsimile, together with the Old
                                      Notes and any other required
                                      documentation to the Exchange Agent (as
                                      defined below) at the address set forth
                                      herein.  By executing the Letter of
                                      Transmittal, each holder will represent
                                      to the Company that, among other things,
                                      (i) the New Notes acquired pursuant to
                                      the Exchange Offer are being acquired in
                                      the ordinary course of business of the
                                      person receiving such New Notes, (ii)
                                      neither the holder     nor any such other
                                      person is engaging in, or intends to
                                      engage or      has an arrangement or
                                      understanding with any person to
                                      participate in the distribution of such
                                      New Notes and (iii) neither the holder
                                      nor any such other person is an
                                      "affiliate," as defined under Rule 405 of the Securities Act, of the Company. In the case of a broker-dealer that receives
                                      New Notes for its own account in exchange for Old Notes which were acquired by it as a result of market-making or other trading activities, the Letter of
                                      Transmittal will also include an
                                      acknowledgement that the broker-dealer
                                      will deliver a copy of this Prospectus in connection with the resale by it of New
                                      Notes received pursuant to the Exchange
                                      Offer. See "The Exchange Offer - Purpose and Effect of the Exchange Offer," "The
                                      Exchange Offer - Procedures for
                                      Tendering" and "Plan of Distribution."
                                      Following the consummation of the
                                      Exchange Offer, holders of Old Notes not tendered or tendered and not accepted will not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

Special Procedures for
  Beneficial Owners . . . . . . . .   Any beneficial owner whose Old Notes are
                                      registered in the name of a broker,
                                      dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his or her Old
                                      Notes, either make appropriate
                                      arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration
                                      Date.

Guaranteed Delivery
  Procedures  . . . . . . . . . . .   Holders of Old Notes who wish to tender
                                      their Old Notes and whose Old Notes are
                                      not immediately available or who cannot
                                      deliver their Old Notes, the Letter of
                                      Transmittal or any other documents
                                      required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Old
                                      Notes according to the guaranteed
                                      delivery procedures set forth in "The
                                      Exchange Offer -  Guaranteed Delivery
                                      Procedures."

Withdrawal Rights . . . . . . . . .   Tenders may be withdrawn at any time
                                      prior to 5:00 p.m., New York City time,
                                      on the Expiration Date by furnishing a
                                      written or facsimile transmission notice of withdrawal to the Exchange Agent containing the information set forth in "The Exchange Offer - Withdrawal
                                      Tenders."

Certain Federal Income
  Tax Considerations  . . . . . . .   For a discussion of certain Federal
                                      income tax considerations relating to the exchange of the Old Notes for the New
                                      Notes, see "Certain Federal Income Tax
                                      Consequences."

Acceptance of Old
  Notes and Delivery of
  New Notes . . . . . . . . . . . .   The Company will accept for exchange any
                                      and all Old Notes which are properly
                                      tendered in the Exchange Offer prior to
                                      5:00 p.m., New York City time, on the
                                      Expiration Date.  The New Notes issued
                                      pursuant to the Exchange Offer will be
                                      delivered promptly following the
                                      Expiration Date.  See "The Exchange
                                      Offer-Terms of the Exchange Offer."

Exchange Agent  . . . . . . . . . .   United States Trust Company of New York
                                      (the "Exchange Agent") is serving as
                                      Exchange Agent in connection with the
                                      Exchange Offer.

                                 THE NEW NOTES

Securities Offered  . . . . . . . .   $15,000,000 aggregate principal amount of
                                      Series A 10 1/4% Senior Notes Due 1997
                                      (the "New Notes").

Interest Payment Dates  . . . . . .   June 15 and December 15 of each year,
commencing June 15, 1995.

Optional Redemption . . . . . . . .   The Notes are redeemable at the option of
                                      the Company, in whole or in part, on or
                                      after June 15, 1995, at a redemption
                                      price of 102.56% during the 12-month
                                      period commencing June 15, 1995 and at
                                      par commencing June 15, 1996, plus in
                                      each case accrued and unpaid interest to the date of redemption.

Mandatory Redemption  . . . . . . .   None.

Guarantees  . . . . . . . . . . . .   Poly-Tech has unconditionally guaranteed
                                      the due and punctual payment of the
                                      principal of and interest on and all
                                      other amounts due and payable on the
                                      Notes (the "Guarantees").

Ranking . . . . . . . . . . . . . .   The Notes will be unsecured,
                                      unsubordinated obligations of the Company ranking pari passu in right of payment with all other existing and future unsecured, unsubordinated indebtedness of the Company. The Guarantees will be unsecured, unsubordinated obligations of
                                      Poly-Tech ranking pari passu in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Poly-Tech. The Notes will be effectively subordinated to creditors and preferred stockholders (if any) of the Company's subsidiaries. The
                                      Guarantees will be effectively
                                      subordinated to creditors and preferred
                                      stockholders (if any) of Poly-Tech's
                                      subsidiaries. As of September 30, 1994, after giving effect to the sale of the Notes and the application of the net proceeds therefrom, (the "Note
                                      Offering"): (i) the aggregate outstanding amount of unsubordinated indebtedness of the Company would have been approximately

                                      $195.4 million (of which approximately
                                      $71.5 million would have been secured
                                      indebtedness); (ii) the aggregate
                                      outstanding amount of total liabilities
                                      (excluding intercompany debt) of the
                                      Company's subsidiaries, including
                                      Poly-Tech's subsidiaries (but excluding
                                      Poly-Tech), would have been approximately
                                      $43.5 million (of which approximately
                                      $24.1 million would have been long-term
                                      indebtedness (including the current
                                      portion thereof)); (iii) there would have been no outstanding preferred stock of the Company's subsidiaries, including
                                      Poly-Tech's subsidiaries (other than the outstanding preferred stock of Poly-Tech held by the Company); and (iv) there would have been no indebtedness of the Company outstanding which would have been junior to the New Notes.

Restrictive Covenants . . . . . . .   The Indenture limits the incurrence of
                                      additional debt by the Company, the
                                      incurrence of additional secured debt by the Company and its subsidiaries, sale and leaseback transactions, the incurrence of additional debt and preferred stock by the Company's subsidiaries, payment of dividends on and redemptions of capital stock by the Company and its subsidiaries, redemptions of certain subordinated obligations of the Company, sales of assets and subsidiary stock, transactions with affiliates and mergers. The Indenture also prohibits certain restrictions on distributions from subsidiaries.
                                      However, all of these limitations and
                                      this prohibition are subject to a number of important qualifications.

Change of Control or
  Fundamental Change  . . . . . . .   Upon the occurrence of a Change of
                                      Control or a Fundamental Change, each
                                      holder of the Notes will have the right
                                      to require the Company to repurchase its Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The definition of Change of Control includes certain transactions involving or representing a transfer of a controlling equity interest in the Company. Other transactions involving or representing transfers of a controlling equity interest in the Company not specified in the definition of Change of Control (such as, for example, certain recapitalization transactions or transactions in which the transferee is William H. Binnie) would not constitute Changes of Control as defined and therefore would not trigger the repurchase obligation. The definition of Fundamental Change includes certain acquisitions of businesses unrelated to the design, development, manufacture or sale of plastic products.


                                  RISK FACTORS

         Offerees should consider carefully the specific information set forth under "Risk Factors" and the other information set forth in this Prospectus before determining whether to accept the Exchange Offer.





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

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES

         The following table summarizes selected consolidated financial data of the Company and is qualified in its entirety by the Company's consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (the "Form 10-K") and in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
1994 (the "September 1994 10-Q") incorporated herein by reference.  See also
Management's Discussion and Analysis of Financial Condition and Results of
Operations in the Form 10-K and the September 1994 10-Q.

                                              Year Ended December 31,            Nine Months Ended September 30,
                                          ------------------------------      ------------------------------------
                                                                                            1994         1994
                                                                                            ----         ----
                                           1991(1)      1992       1993         1993       Actual      Pro Forma(2)
                                           ----         ----       ----         ----       ------      ---------
                                                                 (Dollars in Thousands)
INCOME STATEMENT DATA:
Net sales . . . . . . . . . . . . .       $343,637   $359,856   $360,895      $273,388     $285,352     $285,352
Cost of goods sold  . . . . . . . . .      239,675    263,474    261,987       197,862      215,639      215,639
                                          --------   --------   --------      --------     --------     --------
Gross profit  . . . . . . . . . . . .      103,962     96,382     98,908        75,526       69,713       69,713
Operating expenses  . . . . . . . . .       69,074     82,311     67,437        51,327       52,944       52,944
                                          --------   --------   --------      --------     --------     --------
Income from operations(3) . . . . . .       34,888     14,071     31,471        24,199       16,769       16,769
Interest expense  . . . . . . . . . .       22,648     21,957     22,549        17,156       14,689       15,118
Interest and other income . . . . . .       (1,498)      (451)      (369)         (290)        (149)        (149)
Other . . . . . . . . . . . . . . . .           21       (533)        --            --           --           --
                                          --------   --------   --------      --------     --------     --------

Income (loss) before provision for income
   taxes, extraordinary item and
   cumulative effect of change in
   accounting principle(3)  . . . . .       13,717     (6,902)     9,291         7,333        2,229        1,800
Provision (benefit) for income taxes(4)      8,324       (688)     3,459         2,933          937          759
                                          --------   --------   --------      --------     --------     --------
Income (loss) before extraordinary item
   and cumulative effect of change
   in accounting principle  . . . . .        5,393     (6,214)     5,832         4,400        1,292        1,041

Extraordinary item - early retirement
   of debt (net of taxes) . . . . . .       (3,576)       (89)      (234)         (234)      (2,462)      (2,462)
Cumulative effect of change in accounting
   principle relating to income taxes           --         --      1,586         1,586           --           --
                                          --------   --------   --------      --------     --------     --------

Net income (loss) . . . . . . . . . .     $  1,817   $ (6,303)  $  7,184      $  5,752     $ (1,170)    $ (1,421)
                                           =======   ========    =======       =======     ========       =======

Depreciation and amortization . . . .     $ 13,767   $ 15,562   $ 19,402      $ 14,260     $ 16,055     $ 16,185
Capital expenditures  . . . . . . . .     $ 26,661   $ 28,256   $ 15,483      $ 11,373     $ 16,610     $ 16,610
Earnings before interest, taxes,
   depreciation and amortization
   (EBITDA)(5)  . . . . . . . . . . .     $ 49,073   $ 29,473   $ 50,252      $ 38,008     $ 32,464     $ 32,464

Ratio of earnings to fixed charges(6)         1.6x         --       1.4x          1.4x         1.1x         1.1x

                                                     December 31,                        September 30, 1994
                                       ---------------------------------          ------------------------------
                                        1991(1)        1992         1993           Actual          Pro Forma(2)
                                        ----           ----         ----           ------          ---------
                                                                      (in thousands)
BALANCE SHEET DATA:
Working capital . . . . . . . . .      $ 38,596       61,852       54,257         $ 54,444          $ 54,444
Total assets  . . . . . . . . . .       304,596      325,170      325,848          334,604           334,891
Total debt  . . . . . . . . . . .       168,645      200,084      194,310          194,930           195,362
Stockholders' equity  . . . . . .        68,448       62,179       69,266           68,057            67,806

- ----------------------

(1) In May 1991, the Company acquired the remaining 21% of Poly-Tech not previously owned by the Company. In July 1991, the Company acquired 66.6% of the stock of Rhino-X Industries, Inc. and acquired the remaining 33.4% on January 1, 1994. Results are included from the date of each respective purchase.

(2) Assuming $15 million of Notes had been issued at 10.25% as of January 1, 1994 and proceeds of the Notes (net of estimated Note offering costs of $365) had been used on such date to retire outstanding debt portion of the 13.75% Senior Notes due 1997 assumed retired for months of January and February 1994 and portion of Revolving Credit Agreement and Accounts Receivable Securitization Agreement retired for months of March 1994 through September 1994).

(3) In 1992, pretax income was reduced by $7.7 million for a new product introduction and $4.3 million for a restructuring charge. In 1991, pretax income was reduced by $3.4 million for a restructuring charge.

(4) In 1991, the provision for income taxes includes a $3.0 million non-recurring deferred tax charge to recognize tax effects of timing differences on conversion of the Company from a "S" corporation to a "C" corporation.

(5) EBITDA = Income (loss) before provision for income taxes, extraordinary item and cumulative effect of change in accounting principle plus interest expense, plus depreciation and amortization (excluding amortization of deferred financing expenses, which are a component of interest expense). This calculation is part of a ratio required by the Company's debt covenants. It does not represent a measurement under generally accepted accounting principles ("GAAP") and is not intended to supplant the GAAP basis statement of cash flows.

(6) For purposes of these computations, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees, and approximately one third of operating lease expense (representing Management's estimate of the interest factor of operating lease expense). For the year ended December 31, 1992, the Company had a net loss, and the deficiency of earnings compared to fixed charges was $7.4 million.

                                  RISK FACTORS

         Offerees should consider carefully the following specific information, as well as other information set forth in this Prospectus, before determining whether to accept the Exchange Offer.

SUBSTANTIAL LEVERAGE

         The Company incurred substantial indebtedness in connection with its acquisition of operating businesses. As of September 30, 1994, after giving effect to the issuance of the Notes, the Company's long-term indebtedness would be approximately $195.4 million (74.2% of total capitalization), including the current portion of long-term debt. See "Capitalization". Approximately $135.5 million of such indebtedness matures in 1997. In the future, the Company intends to use a portion of cash generated by operations to reduce its indebtedness. However, the Company may, from time to time, find it more advantageous to employ cash generated by operations for capital investments and acquisitions. In addition, the Company may incur additional indebtedness from time to time to finance expansion, either through additional acquisitions or capital expenditures.

         The degree to which the Company is leveraged could have important consequences to holders of its debt securities, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its existing indebtedness; (iii) the Company is more highly leveraged than a significant portion of its competitors, which may place the Company at a competitive disadvantage; (iv) a significant portion of the Company's borrowings are at variable rates of interest, which causes the Company to be vulnerable to increases in interest rates; and (v) the Company's substantial degree of leverage may make it more vulnerable to a downturn in the plastic products industry, a portion of which historically has been sensitive to changes in general economic conditions, including conditions in the construction and retail clothing industries.

RAW MATERIALS

         The primary materials used by the Company in the manufacture of its products are various plastic resins, primarily polyethylene. The Company's financial performance is thus dependent to a substantial extent on the polyethylene resin market. The primary plastic resins used by the Company are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes, respectively. Natural gas and crude oil markets experience substantial cyclical price fluctuations as well as other market disturbances including shortages of supply, changes in OPEC policy and crises in oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. The Company may not always be able to pass through increases in the cost of its raw materials to its customers in the form of price increases. To the extent that increases in the cost of plastic resin cannot be passed on to its customers, such increases may have a material detrimental impact on the profitability of the Company due to decreases in its profit margins.

COMPETITION

         Competition in the markets for many of the products manufactured by the Company is largely based upon price, with brand name recognition and advertising being important for that portion of the Company's business that consists of nationally branded products. Some of the Company's competitors have greater financial resources than those available to the Company. In addition, certain of the Company's competitors manufacture and market nationally branded products with greater name recognition than the Company's products, including, in particular, Glad(R) and Hefty(R) bags, and spend substantially greater amounts for advertising and promotion. Minimal product differentiation among competitors results in a pricing structure in certain of the Company's markets, particularly the market for construction film products, resembling "commodity" pricing (i.e., a pricing structure in which competition is based solely on price). Additionally, cost of entry into the Company's markets is relatively low, and competition is intense. The combination of these factors creates the possibility that sales and profit margins may decline. The pass-through of cost increases to customers may be impracticable, and it is possible that the Company may only be able to sell products to customers at prices near or below the cost of production.


CYCLICAL NATURE OF PORTIONS OF BUSINESS

         A portion of the business of the Company's plastic film products group is dependent upon the levels of new construction in the United States. In addition, the plastic hanger business of the Company's molded products group is dependent upon the retail garment market in the United States. A sustained or severe downturn in construction activity or retail garment sales could have a material adverse effect on the Company.

IMPEDIMENTS TO FUTURE ACQUISITIONS OF PLASTIC PRODUCTS MANUFACTURING BUSINESSES

         Historically, the Company's growth has depended, in part, on its ability to acquire and thereafter to operate additional plastic products manufacturing businesses. The Company intends to continue to expand through capital expenditures as well as additional acquisitions. Some of the Company's competitors for acquisition opportunities may be larger companies with significantly greater resources than the Company. Increased competition for the acquisition of plastics manufacturing businesses may result in acquisitions on terms that prove to be less advantageous to the Company than attainable in the past or that may increase acquisition prices to levels beyond the Company's financial capability which, in turn, may be a function of its ability to access the debt and equity capital markets. In addition, there can be no assurance that the Company will find attractive acquisition candidates in the future or succeed in reducing the costs and increasing the profitability of any business acquired in the future.

REGULATION; ENVIRONMENTAL CONSIDERATIONS

         Actions by Federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect the demand for its products. At present, environmental laws and regulations do not have a material adverse effect upon the demand for the Company's products. The Company is aware, however, that certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types of products produced by the Company. If such prohibitions or restrictions were widely adopted, such regulatory and environmental measures could have a material adverse effect upon the Company. In addition, a decline in consumer preference for plastic products due to environmental considerations could have a material adverse effect upon the Company.

         In addition, certain of the Company's operations are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. While historically the Company has not had to make significant capital expenditures for environmental compliance, the Company cannot predict with any certainty its future capital expenditure requirements for environmental compliance because of continually changing compliance standards and technology. The Company does not currently have any insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

ABILITY TO SERVICE DEBT

         The Company has substantial interest and principal payment obligations with respect to the New Notes and other outstanding indebtedness. No assurance can be given that the Company will be able to generate sufficient cash flow from operations to meet its debt service obligations. If for any reason the Company is unable to meet its debt service obligations, it would be in default under the terms of its indebtedness. In the event of such a default, the holders of such indebtedness could elect to declare all such indebtedness immediately due and payable, including accrued and unpaid interest, and to terminate their commitments (if any) with respect to funding obligations under such indebtedness. In addition, such holders could proceed against their collateral (if any). Any such default could have a significant adverse effect on the market value and marketability of the New Notes.

RANKING OF THE NEW NOTES AND THE GUARANTEES

         The New Notes, like the Old Notes, will be unsubordinated obligations of the Company ranking pari passu in right of payment with all other existing and future unsubordinated indebtedness of the Company. The New Notes are also unsecured and thus, in effect, would rank junior to any secured indebtedness of the Company. Consequently, in the event of the dissolution, liquidation, or reorganization of, or similar proceeding relating to the Company, the Company's secured lenders would be entitled to receive payment to the extent of the value of their collateral or in full, whichever is less, even though the holders of the New Notes may not receive payment in full. In addition, the New Notes will be effectively subordinated to creditors and preferred stockholders (if any) of the Company's subsidiaries, including Poly-Tech's subsidiaries.

         The Guarantees, like Poly-Tech's guarantees with respect to the Old Notes, will be unsubordinated obligations of Poly-Tech ranking pari passu in right of payment with all other existing and future unsubordinated indebtedness of Poly-Tech. The Guarantees are also unsecured and thus, in effect, would rank junior to any secured indebtedness of Poly-Tech. Consequently, in the event of the dissolution, liquidation, or reorganization of, or similar proceeding relating to Poly-Tech, Poly-Tech's secured lenders would be entitled to receive payment to the extent of the value of their collateral or in full, whichever is less, even though the holders of the Guarantees may not receive payment in full. In addition, the Guarantees will be effectively subordinated to creditors and preferred stockholders (if any) of Poly-Tech's subsidiaries, including American Western.

         As of September 30, 1994, after giving effect to the issuance of the Notes, (i) the aggregate outstanding amount of unsubordinated indebtedness of the Company would have been approximately $195.4 million (of which approximately $71.5 million would have been secured indebtedness); (ii) the aggregate outstanding amount of total liabilities (excluding intercompany debt) of the Company's subsidiaries, including Poly-Tech's subsidiaries (but excluding Poly-Tech), would have been approximately $43.5 million (of which approximately $24.1 million would have been long-term indebtedness (including the current portion thereof)); (iii) there would have been no outstanding preferred stock of the Company's subsidiaries, including Poly-Tech's subsidiaries (other than the outstanding preferred stock of Poly-Tech held by the Company); and (iv) there would have been no indebtedness of the Company outstanding which would have been junior to the New Notes. Pursuant to the Indenture, the Company and its subsidiaries, including Poly-Tech, may issue additional unsubordinated indebtedness, subject to limitations on incurrence of additional debt of the Company, additional secured debt of the Company and its subsidiaries and additional debt of the Company's subsidiaries. See "Description of the New Notes--Certain Covenants".

PARTIAL HOLDING COMPANY STRUCTURE

         The Company and Poly-Tech must rely to a significant degree on manufacturing services provided by their respective subsidiaries to generate the funds necessary to meet their respective debt service obligations, including payment of principal and interest on the New Notes by the Company and any payments with respect to the Guarantees by Poly-Tech. At September 30, 1994, approximately 53% of the Company's total assets were held or contributed by the Company's subsidiaries, including subsidiaries of Poly-Tech (but excluding Poly-Tech). The ability of the Company's subsidiaries to pay dividends and make other distributions to the Company and Poly-Tech may be subject to legal and contractual limitations. The Indenture prohibits the Company and its subsidiaries from creating or otherwise permitting to exist any consensual encumbrance or restriction on the ability of any subsidiary to make certain distributions to the Company or Poly-Tech subject to certain limited exceptions. See "Description of the New Notes--Certain Covenants--Limitation on Restrictions on Distributions from Subsidiaries". Pursuant to applicable corporate law, the payment of dividends of such subsidiaries to the Company and Poly-Tech is permitted only (i) out of such subsidiaries' surplus, defined generally under Delaware law as the excess of the net assets of a corporation less its stated capital or (ii) if no surplus exists, out of their net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

         The terms and conditions of the indebtedness of the Company provided for in various indentures and other loan documents impose restrictions that affect, among other things, the ability of the Company and its subsidiaries to
(i) incur additional indebtedness (including indebtedness incurred by means of guarantees); (ii) create liens on assets; (iii) sell or otherwise transfer assets; (iv) engage in mergers or consolidations; (v) pay dividends and (vi) engage in certain transactions with affiliates and subsidiaries. The Company is also required to comply with certain specified financial ratios and tests. The Company's ability to comply with such provisions may be affected by events beyond its control. The Company's failure to comply with any of these covenants and restrictions could result in a default under certain indebtedness, which in turn could cause such indebtedness to be declared immediately due and payable.

CONTROL BY PRINCIPAL SHAREHOLDER

         The Company is controlled by William H. Binnie, Chairman of the Board of Directors of the Company. Mr. Binnie beneficially owns shares representing 59.8% of the combined voting power of the Company's outstanding voting stock. Therefore, Mr. Binnie controls the vote on all matters submitted to stockholders, except in the few instances where a class vote is required. The Company is a party to a management agreement (the "Management Agreement") dated as of September 12, 1994 with Carlisle Plastics Management Corporation ("CPMC"), which is indirectly wholly owned by Mr. Binnie, pursuant to which CPMC receives a management fee of $750,000 for the one-year period commencing September 1, 1994. Because Mr. Binnie controls the Company and CPMC, he has the power to amend, extend or terminate the Management Agreement, including the power to increase the management fees payable thereunder (subject only to the terms of the indebtedness agreements).

PUBLIC DEBT MARKET CONDITIONS

         As with the Old Notes, there can be no assurance as to the liquidity of any markets that exist or may develop for the New Notes, the ability of holders of the New Notes to sell their New Notes or the price at which holders would be able to sell their New Notes. Any trading in the New Notes might be limited and sporadic, and the New Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Prudential Securities has advised the Company that they currently intend to make a market in the New Notes; however, they are not obligated to do so and any market making may be discontinued at any time in their sole discretion without notice. The Company does not intend to apply for listing of the New Notes on any securities exchange.

         Historically, and particularly in recent periods, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. There can be no assurance that the market for the New Notes will not be subject to similar disruptions.


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the issuance of the New Notes offered hereby. In consideration for the New Notes, as contemplated in this Prospectus, the Company will receive in exchange a like principal amount of Old Notes, which were privately placed by the Company on November 10, 1994, the terms of which are identical in all material respects to the New Notes.
The Old Notes surrendered in exchange for the New Notes will be retired. Accordingly, the issuance of the New Notes will not result in any substantive change in the indebtedness of the Issuer. Net proceeds from the sale of the Old Notes were used to repay certain balances under the Company's revolving credit agreement and reduce the outstanding balance under its accounts receivable securitization agreement.


                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         The Old Notes were sold by the Company on November 10, 1994 to Prudential Securities Incorporated ("Prudential Securities") with further distribution permitted only to a limited number of institutional investors. In connection therewith, the Company and Poly-Tech entered into the Exchange and Registration Rights Agreement with Prudential Securities (the "Registration Rights Agreement") on November 10, 1994 (the "Closing Date") for the benefit of Prudential Securities and its transferees, which requires, among other things, that (i) the Company file with the Commission within 60 days of the Closing Date a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material aspects to the Old Notes,
(ii) the Company use its best efforts to cause such registration statement to become effective under the Securities Act within 90 days of the Closing Date and, (iii) upon the effectiveness of that registration statement, the Company offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from a registered Holder. No securities other than the New Notes are included in the Exchange Offer Registration Statements.

         Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder of such New Notes (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and certain broker-dealers and their affiliates) without compliance with the registration and prospectus delivery provisions of
the Securities Act,     based on the representations of each person receiving
New Notes to the effect      that such New Notes are acquired in the ordinary
course of such Holder's     or any other such person's      business and such
Holder     or any other such person      does not intend to     engage or
participate and has no arrangement or understanding with any person to
engage or      participate in the distribution of such New Notes.  Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, any Holder which is a broker-dealer and which, having made certain representations in accepting the Exchange Offer, receives New Notes for its own account in exchange for Old Notes which were acquired by such broker-dealer as a result of market-making activities or other trading activities may be deemed to be an "underwriter" with respect to the New Notes and in connection with any resale of New Notes must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act (for which purposes this Prospectus may be used as the required prospectus).


         As a result of the filing and effectiveness of the Registration Statement (within the period specified in the Registration Rights Agreement) of which this Prospectus is a part, the Company will not be required to pay certain liquidated damages. Following the consummation of the Exchange Offer, Holders of Old Notes not tendered will not have any further registration rights (except as described under "Description of New Notes - Registration Rights; Liquidated Damages") and Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal (together, the "Exchange Offer"), the Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

         The terms of the New Notes are substantially the same as the terms of the Old Notes except that the New Notes have been registered under the Securities Act. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

         As of the date of this Prospectus, $15,000,000 aggregate principal amount of the Old Notes is outstanding and there is one registered Holder. This Prospectus, together with the Letter of Transmittal, is being sent to all such registered Holders as of January 16, 1995.


         Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission thereunder.

         The Exchange Offer is not conditioned upon there being tendered any minimum aggregate principal amount of Old Notes. The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purposes of receiving the New Notes from the Company.

         If any tendered Old Note are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

         Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

         The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
   March 17,      1995, unless the Company, in its sole discretion, extends the
Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The Expiration Date will be at least 20 business days after the commencement of the Exchange Offer. The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes by giving oral notice (confirmed in writing) or written notice to the Exchange Agent and by giving written notice of such extension to the Holders thereof or by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release through the Dow Jones News Service, in each case, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration date. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer.

         The Company expressly reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered Holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

         Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

         The New Notes will bear interest from their date of issuance. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the New Notes. Such interest will be paid on June 15, 1995 with the first interest payment on the New Notes. Interest on the New Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

         The New Notes bear interest at a rate equal to 10 1/4% per annum. Interest on the New Notes is payable semi-annually on each June 15 and December 15, commencing on the first such date following their date of issuance.

PROCEDURES FOR TENDERING

         Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Note and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

         The tender by a Holder will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         THE LETTER OF TRANSMITTAL WILL INCLUDE REPRESENTATIONS TO THE COMPANY THAT, AMONG OTHER THINGS, (I) THE NEW NOTES RECEIVED PURSUANT TO THE EXCHANGE OFFER ARE BEING ACQUIRED IN THE ORDINARY COURSE OF BUSINESS OF THE PERSON RECEIVING SUCH NEW NOTES (WHETHER OR NOT SUCH PERSON IS THE HOLDER), (II) NEITHER THE HOLDER NOR ANY SUCH OTHER PERSON HAS AN ARRANGEMENT OR UNDERSTANDING WITH ANY PERSON TO PARTICIPATE IN THE DISTRIBUTION OF SUCH NEW NOTES, (III) NEITHER THE HOLDER NOR ANY SUCH OTHER PERSON IS AN "AFFILIATE," AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, OF THE COMPANY, (IV) THE HOLDER IS NOT ENGAGED IN AND DOES NOT INTEND TO ENGAGE IN, A DISTRIBUTION OF THE NEW NOTES, AND (V) IF THE TENDERING HOLDER IS A BROKER OR DEALER (AS DEFINED IN THE EXCHANGE ACT) (X) IT ACQUIRED THE OLD NOTES FOR ITS OWN ACCOUNT AS A RESULT OF MARKET MAKING ACTIVITIES OR OTHER TRADING ACTIVITIES AND (Y) IT HAS NOT ENTERED INTO ANY ARRANGEMENT OR UNDERSTANDING WITH THE COMPANY OR ANY "AFFILIATE" OF THE COMPANY (WITHIN THE MEANING OF RULE 405 UNDER THE SECURITIES ACT) TO DISTRIBUTE THE NEW NOTES TO BE RECEIVED IN THE EXCHANGE OFFER. IN THE CASE OF A BROKER-DEALER THAT RECEIVED NEW NOTES FOR ITS OWN ACCOUNT IN EXCHANGE FOR OLD NOTES WHICH WERE ACQUIRED BY IT AS A RESULT OF MARKET-MAKING OR OTHER TRADING ACTIVITIES, THE LETTER OF TRANSMITTAL WILL ALSO INCLUDE AN ACKNOWLEDGEMENT THAT THE BROKER-DEALER WILL DELIVER A COPY OF THIS PROSPECTUS IN CONNECTION WITH THE RESALE BY IT OF NEW NOTES RECEIVED PURSUANT TO THE EXCHANGE OFFER. SEE "PLAN OF DISTRIBUTION."

         The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder. Instead of delivery by mail, it is recommended that Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date.
No Letter of Transmittal or Old Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such Holders.

         Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to registered ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or notice of withdrawal, as the case may be are required to be guaranteed, such guarantee must be by a financial institution which is a commercial bank or trust company located or having an office or correspondence in the United States, or any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., which firm or financial institution must also be a member of or participant in the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program of the New York Stock Exchange Medallion Signatures Program (any such firm or financial institution, an "Eligible Institution.")

         If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

         If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         The Exchange Agent has established accounts with respect to the Old Notes at the book-entry transfer facility, The Depository Trust Company (the "Book-Entry Transfer Facility"), for the purpose of facilitating the Exchange Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instruction in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

GUARANTEED DELIVERY PROCEDURES

         Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

                 (a)      the tender is made through an Eligible Institution;

                 (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

                 (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), in proper form for transfer, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

         Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

         Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding upon all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

         Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

                 (a) Any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company, or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries;

                 (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company, or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company;

                 (c) any law, statute, rule or regulation is proposed, adopted or enacted which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

                 (d) any governmental approval has not been obtained, which approval the Company shall in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

         If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer or a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

EXCHANGE AGENT

         United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Registered or Certified Mail:                   By Overnight Courier:
United States Trust Company of New York            United States Trust Company of New York
P. O. Box 844 Cooper Station                       770 Broadway
New York, New York  10276                          New York, New York  10003
                                                   Attn:  Corporate Trust Operations

By Facsimile:                                      By Hand:

United States Trust Company of New York            United States Trust Company of New York
(212) 420-6152                                     65 Beaver Street
Attn:  Customer Service                            New York, New York  10005
                                                   Attn:  Ground Level
                                                          Corporate Trust Operations

SOLICITATION OF TENDERS; FEES AND EXPENSES

         The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

         The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

         The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $40,000. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees, and printing costs.

         The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts are not tendered or accepted for exchange or are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

         The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

OTHER

         Participation in the Exchange Offer is voluntary. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

         As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Registration Rights Agreement. Holders of the Old Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of New Notes." All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

         The Company may in the future seek to acquire untendered Old Notes in open market or through privately negotiated transactions, subject to provisions of its debt agreements, through subsequent offers or otherwise. The Company has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Old Notes which are not tendered pursuant to the Exchange Offer.


                          DESCRIPTION OF THE NEW NOTES

         The New Notes will be issued by the Company under an indenture (the "Indenture") among the Company, Poly-Tech and United States Trust Company of New York, as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture and the New Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and the New Notes, including the definitions therein of terms not defined in this Prospectus.

TERMS

         The New Notes will mature on June 15, 1997, and will bear interest at the rate per annum stated on the cover page hereof, payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 1995, to the persons who are registered holders thereof at the close of business on the June 1 or December 1 preceding such interest payment date. The Trustee will authenticate and deliver the New Notes for original issue in an aggregate principal amount of $15,000,000.

         Interest on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the office of the Trustee, but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The New Notes will be transferable and exchangeable at the office of the Trustee and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

OPTIONAL REDEMPTION

         The New Notes may not be redeemed prior to June 15, 1995. On or after such date, the New Notes may be redeemed at the option of the Company, at any time as a whole, or from time to time in part, on not less than 30 nor more than 60 days' notice, at a redemption price of 102.56% of principal amount during the 12-month period commencing June 15, 1995 and at par commencing June 15, 1996, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

SINKING FUND

         There will be no mandatory sinking fund for the New Notes.

CHANGE OF CONTROL OR FUNDAMENTAL CHANGE

         Upon (i) the consummation of (x) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Voting Stock would be converted into cash, securities or other property, other than a merger of the Company in which
(I) the holders of the Company's Voting Stock immediately prior to the merger have the same proportionate share of voting power with respect to the Voting Stock of the surviving corporation immediately after the merger or (II) William
H. Binnie owns more than 50% of the voting power of the Voting Stock of the surviving corporation immediately after the merger, or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, other than a sale or other transfer in which (I) the holders of the Company's Voting Stock immediately prior to such sale or transfer have the same proportionate share of voting power with respect to the Voting Stock of the transferee corporation immediately after such sale or other transfer or (II) William H. Binnie owns more than 50% of the voting power of the Voting Stock of the transferee corporation immediately after such sale or other transfer; (ii) the approval by shareholders of any plan or proposal for the liquidation or dissolution of the Company other than a liquidation or dissolution in which (I) the holders of the Company's Voting Stock immediately prior to such liquidation or dissolution have the same proportionate share of voting power with respect to the Voting Stock of the corporation which will hold all or substantially all of the assets of the Company immediately after such liquidation or dissolution or (II) William H. Binnie owns more than 50% of the voting power of the Voting Stock of the corporation that will hold all or substantially all of the assets of the Company immediately after such liquidation or dissolution; (iii) the failure of individuals who on the date of the Indenture constitute the board of directors to constitute at least a majority thereof, unless the election or the nomination for election by the Company's shareholders of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors on the date of the Indenture; (iv) the acquisition by a person (other than William H. Binnie) or entity or group of persons or entities acting in concert as a partnership, limited partnership, syndicate or other group, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, of beneficial ownership of Voting Stock of the Company representing 50% or more of the combined voting power of the outstanding Voting Stock of the Company (each of the events described in (i),
(ii), (iii) or (iv) above hereby referred to as a "Change of Control"); (v) the direct or indirect acquisition by the Company or any of its Subsidiaries of a corporation, partnership, joint venture interest, association, joint-stock
company, trust or unincorporated organization   (including any subdivision or
ongoing business of any such entity or substantially all the assets of any such entity, subdivision or business) engaged primarily in a business not directly related to the design, development, manufacture or sale of plastic products (each an "Unrelated Entity") if the consolidated total assets attributable to all Unrelated Entities acquired (and still held) by the Company and its Subsidiaries exceeds 25% of the consolidated total assets of the Company after such acquisition (determined in accordance with generally accepted accounting principles); or (vi) any Asset Disposition occurring after an acquisition of an Unrelated Entity if the consolidated total assets attributable to all Unrelated Entities acquired (and still held) by the Company and its Subsidiaries exceeds 25% of the consolidated total assets of the Company after such Asset Disposition (determined in accordance with generally accepted accounting principles) (each of the events described in (v) or (vi) above hereby referred to as a "Fundamental Change"), each holder of New Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

         Clause (i)(y) of the definition of Change of Control set forth in the preceding paragraph includes a sale, lease exchange or other transfer of all or "substantially all" of the Company's assets. Clauses (ii)(I) and (ii)(II) of such definition exclude certain events involving a corporation that will hold all or "substantially all" of the assets of the Company immediately after a liquidation or dissolution. Although there is a developing body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New Notes to require the Company to repurchase such New Notes as a result of one of the events described in this paragraph may be uncertain.

         Within 30 days following any Change of Control or Fundamental Change, the Company will mail a notice to each holder of New Notes and the Trustee stating (i) that a Change of Control or Fundamental Change, as the case may be, has occurred and that such holder has the right to require the Company to repurchase such holder's New Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase; (ii) the circumstances and relevant facts regarding such Change of Control or Fundamental Change (including, but not limited to, information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change in Control or Fundamental Change); (iii) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions determined by the Company, consistent with the Indenture, that a holder must follow in order to have its New Notes repurchased. Prior to mailing notice of such Change of Control or Fundamental Change to the holders of the New Notes, the Company will (x) obtain the requisite consents under the Credit Agreement (and any other applicable instrument governing Debt of the Company that would restrict the repurchase of the New Notes) to permit the repurchase of the New Notes or (y) repay all Debt under the Credit Agreement (and any other applicable instrument governing Debt of the Company that would restrict the repurchase of the New Notes) in full. The Company will comply with all applicable tender offer rules, including Rules 13e-4 and 14e-1, if the Change of Control or Fundamental Change repurchase option is triggered.

         A Change of Control as defined above includes certain transactions involving or representing a transfer of a controlling equity interest in the Company. Other transactions involving or representing transfers of a controlling equity interest in the Company not specified above (such as, for example, certain recapitalization transactions or transactions in which the transferee is William H. Binnie) would not constitute Changes of Control as defined and therefore would not trigger the repurchase obligation. The fact that a transaction would constitute a Change of Control as defined does not mean that the transaction would be permitted under the Indenture unless the transaction would be otherwise permissible under the Indenture.

         The Company's other senior indebtedness contains prohibitions of certain events which would constitute a Change of Control. In addition, the exercise by holders of New Notes of their right to require the Company to repurchase New Notes could cause a default under such other senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company's then existing financial resources.

CERTAIN COVENANTS

         Limitation on Secured Debt. The Company may not, and may not permit any Subsidiary to, issue (as defined), directly or indirectly, any Secured Debt unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Secured Debt for so long as such Secured Debt is secured by a Lien. However, the Company will not be required to equally and ratably secure the Notes upon the issuance of the following Secured
Debt: (i) Debt of the Company permitted under clause (i) in the second sentence of "Limitation on Debt" and Debt of a Subsidiary permitted under clause (i) of "Limitation on Subsidiary Debt and Preferred Stock", so long as such Debt is not secured by any property or assets of the Company or any Subsidiary other than inventories or receivables; (ii) Debt of the Company permitted under the first sentence or clause (v) of the second sentence of "Limitation on Debt" that is incurred to finance the acquisition of property or assets acquired by the Company and its Subsidiaries after the date of the Indenture (including any improvements, alterations or repairs to existing property), so long as (1) such Debt is incurred and the Lien securing such Debt is created not later than one year following such acquisition and (2) such Debt is not secured by any property or assets of the Company or any Subsidiary other than the property and assets so acquired other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located; (iii) Debt of the Company permitted under the first sentence of "Limitation on Debt" that is secured by property or assets of a person if such Debt (1) was existing at the time the obligor thereon was merged or consolidated with the Company or at the time of sale, lease or other disposition of the properties of such obligor as an entirety (or substantially as an entirety) to the Company or (2) was issued in exchange for or the proceeds of which were used to refund or refinance Debt referred to in clause (1) above or this clause (2), so long as (A) the principal amount of such Debt so issued does not exceed the Scheduled Principal Amount of the Debt so exchanged, refunded or refinanced and (B) such Debt so issued (I) matures after the Stated Maturity of the Debt so exchanged, refunded or refinanced and (II) has an Average Life greater than the remaining Average Life of the Debt so exchanged, refunded or refinanced, and so long as such Debt is not secured by any property or assets of the Company or any Subsidiary other than (x) in the case of Debt referred to in clause (1), the property subject thereto at the time such obligor or properties were acquired and (y) in the case of Debt referred to in clause (2), the property subject to the Debt being exchanged, refunded or refinanced; (iv)(A) Debt of a Subsidiary permitted under clause (iii)(A) of "Limitation on Subsidiary Debt and Preferred Stock", so long as (1) the Debt refunded or refinanced thereby was Secured Debt and (2) the Debt so permitted shall not be secured by any property or assets of the Company or any Subsidiary other than the property subject to such Secured Debt being refunded or refinanced and (B) Debt of a Subsidiary permitted under clause (iii)(B) of "Limitation on Subsidiary Debt and Preferred Stock", so long as the Debt so permitted is not secured by any property or assets of the Company or any Subsidiary other than the property that was, or would have been, subject to any Debt incurred, or that could have been incurred, pursuant to the commitments available to such Subsidiary under revolving credit facilities on the date such Subsidiary was acquired by the Company; (v) Non-Recourse Debt of a Non-Recourse Subsidiary permitted under clause (iv) of "Limitation on Subsidiary Debt and Preferred Stock" which is secured solely by assets of the issuer thereof or the assets of other Non-Recourse Subsidiaries; and (vi) Debt (other than Debt described in clauses (i) through (v) of this covenant) in an aggregate amount at any one time outstanding not to exceed 5% of Consolidated Tangible Assets of the Company as of the end of the most recent fiscal quarter of the Company ending not less than 45 days from the date of determination.

         Limitation on Sale and Leaseback Transactions. The Company may not, and may not permit any Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or any Subsidiary of any real or tangible personal property (except for leases for a term of not more than three years or between the Company and a Subsidiary or between Subsidiaries), which property has been or is to be sold or transferred by the Company or such Subsidiary to such person in contemplation of such leasing, unless (i) the Company or such Subsidiary would be entitled to create a Lien on such property securing Debt in an amount equal to the Attributable Debt with respect to such arrangement without equally and ratably securing the Notes pursuant to "Limitation on Secured Debt" or (ii) the net proceeds from such sale or transfer are at least equal to the fair value (as determined by the board of directors) of such property and the Company or such Subsidiary applies or causes to be applied an amount in cash equal to the net proceeds from such sale or transfer to purchase, redeem or otherwise acquire or retire the 10 1/4% Senior Notes Due 1997 issued on June 1, 1992 (the "Senior Notes Due 1997"), the Variable Notes Due 1997 or the Notes within 60 days of the effective date of any such sale or transfer.

         Limitation on Debt. The Company may not issue, directly or indirectly, any Debt unless the Consolidated EBITDA Coverage Ratio for the four consecutive fiscal quarters immediately preceding the issuance of such Debt (as shown by a pro forma income statement of the Company for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Debt after giving effect to (i) the issuance of such Debt and (if applicable) the application of the net proceeds thereof to refinance other Debt as if such Debt was issued and the application of such proceeds occurred at the beginning of the period, (ii) the issuance and retirement of any other Debt since the last day of the most recent fiscal quarter covered by such income statement as if such Debt was issued or retired at the beginning of the period and (iii) the acquisition of any company or business acquired by the Company since the first day of the period, including any acquisition which will be consummated contemporaneously with the issuance of such Debt, as if such acquisition occurred at the beginning of the period) exceeds 2.0.

         Notwithstanding the foregoing, the Company may issue, directly or indirectly, the following Debt: (i) Debt issued pursuant to the Credit Agreement up to the greater of (a) $50.0 million less the aggregate principal amount of Debt then outstanding incurred by a Subsidiary pursuant to clause (i) of "Limitation on Subsidiary Debt and Preferred Stock" and (b) the sum of 80% of Eligible Receivables and 50% of Eligible Inventory as of the month-end prior to the date of such issuance; (ii) Debt evidenced by the Notes and Debt issued in exchange for or the proceeds of which are used to refund or refinance Debt permitted by this clause (ii), so long as (1) the principal amount of such Debt so issued does not exceed the principal amount of the Debt so exchanged, refunded or refinanced and (2) such Debt so issued (A) does not mature prior to the

Stated Maturity of the Debt so exchanged, refunded or refinanced, and (B) has an Average Life equal to or greater than the remaining Life of the Debt so exchanged, refunded or refinanced; (iii) Debt (other than Debt described in clauses (i) and (ii)) outstanding on the date of the Indenture and Debt issued in exchange for or to refund or refinance Debt permitted by this clause (iii), so long as (1) the principal amount of such Debt so issued does not exceed the principal amount of the Debt so exchanged, refunded or refinanced and (2) such Debt so issued (A) does not mature prior to the Stated Maturity of the Debt so exchanged, refunded or refinanced and (B) has an Average Life equal to or greater than the remaining Average Life of the Debt so exchanged, refunded or refinanced; (iv) Debt owed to and held by a Wholly Owned Subsidiary or a Guarantor, except that (1) any subsequent issuance or transfer of any Capital Stock that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or (2) any transfer of such Debt, in each case, will be deemed to constitute the issuance of such Debt by the Company; (v) (1) Debt issued to finance up to 80% of the purchase price of any assets acquired by the Company and its Subsidiaries (other than from an Affiliate) after the date of the Indenture if all the purchase price for such assets is or should be included in "addition to property, plant or equipment" in accordance with generally accepted accounting principles and the acquisition of such assets is not part of any acquisition of a business unit, so long as (A) to the extent that the aggregate principal amount of all Debt previously incurred under this clause
(v)(1) exceeds $15.0 million, such Debt is issued within one year of such acquisition of such assets and (B) at the time of the issuance of such Debt, the aggregate amount of such Debt and all Debt previously incurred under this clause (v)(1) would not exceed the greater of (x) $35.0 million and (y) 15% of Consolidated Tangible Assets of the Company as of the end of the most recent fiscal quarter of the Company ending not less than 45 days from the date of determination and (2) Debt which is exchanged for, or the proceeds of which are used to refinance or pay at maturity (including any mandatory sinking fund payment), any Debt issued pursuant to this clause (v), in an aggregate principal amount not to exceed the principal amount of the Debt so exchanged, refinanced or paid, so long as such Debt (A) does not mature prior to the Stated Maturity of the Debt so exchanged, refinanced or paid and (B) has an Average Life equal to or greater than the Average Life of the Debt so exchanged, refinanced or paid; (vi) Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Debt incurred pursuant to the first sentence of this covenant and any Debt permitted by this clause
(vi), so long as (A) the principal amount of the Debt so issued does not exceed the principal amount of the Debt so exchanged, refunded or refinanced and (B) the Debt so issued (x) does not mature prior to the Stated Maturity of the Debt so exchanged, refunded or refinanced, (y) has an Average Life equal to or greater than the remaining Average Life of the Debt so exchanged, refunded or refinanced and (z) is not issued prior to one year prior to the Stated Maturity of the Debt so exchanged or refinanced unless the Debt so issued has an effective interest cost to the Company that is less than the effective interest cost of the Debt so exchanged, refunded or refinanced; and (vii) Debt (other than Debt described in clauses (i) through (vi) of this covenant) in an aggregate amount at any one time outstanding not to exceed 10% of the Consolidated Tangible Assets of the Company as of the end of the most recent fiscal quarter of the Company ending not less than 45 days from the date of determination.

         The Indenture provides that, notwithstanding the foregoing provisions, the Company will not issue any Debt if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire or refinance any Subordinated Obligations unless such Debt (A) is subordinated to the Notes on terms at least as favorable to the holders of Notes as the Subordinated Obligations repaid, prepaid, redeemed, defeased, retired or refinanced, (B) has a Stated Maturity later than the Stated Maturity of the Subordinated Obligations repaid, prepaid, redeemed, defeased, retired or refinanced and (C) has an Average Life greater than the remaining Average Life of the Subordinated Obligations repaid, prepaid, redeemed, defeased, retired or refinanced.

         Limitation on Restricted Payments. The Company may not, and may not permit any Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock or to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in Non-Convertible Capital Stock or in options, warrants or other rights to purchase Non-Convertible Capital

Stock and except dividends or distributions payable to the Company or a Subsidiary (and, if a Subsidiary has minority stockholders, pro rata to such stockholders)), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any direct or indirect parent of the Company, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any loan or advance (other than a Permitted Investment), acquire any Capital Stock, equity interest, obligation or other security of, or make any capital contribution to, or otherwise invest in, any person (other than the Company or a Subsidiary or a person which will become a Subsidiary as a result of any such acquisition of Capital Stock or other interests) (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement, loan, advance, contribution or other investment being hereinafter referred to as a "Restricted Payment") if at the time the Company or such Subsidiary makes such Restricted Payment: (1) a Default has occurred and is continuing (or would result therefrom); (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since the date of the Indenture, would exceed the sum of (A) an amount equal to (I) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from March 31, 1992, to the earlier of the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment or March 31, 1993 (or minus 100% of any cumulative deficit in Consolidated Net Income), and minus 100% of the amount of any write-downs, write-offs, other negative revaluations and other negative extraordinary charges not otherwise reflected in Consolidated Net Income during such period; plus (II) 75% of the Consolidated Net Income accrued during the period (treated as one accounting period) from April 1, 1993, to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or minus 100% of any cumulative deficit in Consolidated Net Income), and minus 100% of the amount of any write-downs, write-offs, other negative revaluations and other negative extraordinary charges not otherwise reflected in Consolidated Net Income for such period, (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than to a Subsidiary or to an employee stock ownership plan) subsequent to the date of the Indenture, (C) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock to an employee stock ownership plan of the Company subsequent to the date of the Indenture, but only to the extent that any such proceeds are equal to any decrease in the Company's unearned employee stock ownership plan compensation equity contra-account resulting from principal repayments made by such employee stock ownership plan with respect to indebtedness incurred by it to finance the purchase of such Capital Stock, as and when such principal payments are made and (D) the amount by which indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the date of the Indenture, of any Debt of the Company convertible or exchangeable for Capital Stock of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); or (3) if such Restricted Payment is a Restricted Payment of the type referred to in clause (i) above, the Consolidated Adjusted EBITDA Coverage Ratio for the four consecutive fiscal quarters immediately preceding the making of such Restricted Payment (as shown by a pro forma income statement of the Company for the four most recent fiscal quarters ending at least 30 days prior to the making of such Restricted Payment after giving effect to (i) the issuance and retirement of any Debt since the last day of the most recent fiscal quarter covered by such income statement as if such Debt was issued or retired at the beginning of the period and (ii) the acquisition of any company or business acquired by the Company since the first day of the period as if such acquisition occurred at the beginning of the period) is less than 2.00.

         The foregoing provisions will not prohibit (i) the payment of dividends within 60 days of declaration if, at the date of declaration, such dividend would have complied with this provision, so long as, at the time of the payment of such dividend, no Default has occurred and is continuing (or would result therefrom) (and any such dividends will be included in the calculation of the amount of Restricted Payments); (ii) any purchase or redemption of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital stock of the Company and any purchase or redemption of Capital Stock of a Subsidiary made by exchange for, or out of the substantially concurrent sale of, Capital Stock of the Company or a Subsidiary (and (A) any such purchase or redemption will be excluded from the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale will be excluded from clauses (2)(B) and (2)(C) of the preceding sentence); (iii) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially
concurrent sale of, Debt of the Company, so long as such Debt (A)       does not
mature prior to the Stated Maturity of the Subordinated Obligations so exchanged, purchased or redeemed, (B) has an Average Life equal to or greater than the Average Life of the Subordinated Obligations so exchanged, purchased or redeemed and (C) is subordinated to the Notes to at least the same extent as the Subordinated Obligations so exchanged, purchased or redeemed (and any such purchase or redemption will be excluded from the calculation of the amount of Restricted Payments); (iv) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by "Limitation on Sales of Assets and Subsidiary Stock" (and any such purchase or redemption shall be excluded from the calculation of the amount of Restricted Payments); (v) the repurchase of Capital Stock from officers and employees (or their estates) of the Company or the Subsidiaries upon death, disability or termination of employment of such officers and employees, so long as the aggregate amount of all such repurchases in any fiscal year does not exceed $4.0 million (and any such repurchases will be included in the calculation of the amount of Restricted Payments); (vi) the payment of a management fee to Carlisle Capital or any Affiliate in an amount not to exceed 1.0% of sales per year (and any such payment will be excluded from the calculation of the amount of Restricted Payments) or (vii) dividends in an aggregate amount of $10.0 million (and any such dividend will be excluded from the calculation of the amount of Restricted Payments).

         Limitation on Subsidiary Debt and Preferred Stock. The Company may not permit any Subsidiary to issue, directly or indirectly, any Debt or Preferred Stock, except the following Debt and Preferred Stock: (i) Debt issued pursuant to the Credit Agreement up to the greater of (a) $50.0 million less the aggregate amount of Debt then outstanding incurred by the Company pursuant to clause (i) of the second sentence of "Limitation on Debt" and (b) the sum of 80% of Eligible Receivables and 50% of Eligible Inventory as of the month-end prior to the date of such issuance; (ii) Debt or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary or a Guarantor, except that (1) any subsequent issuance or transfer of any Capital Stock that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or (2) any transfer of such Debt or Preferred Stock other than to the Company or a Wholly Owned Subsidiary or a Guarantor will be deemed to constitute the issuance of such Debt or Preferred Stock by the issuer thereof;
(iii) (A) Debt issued in exchange for or the proceeds of which are used to refund or refinance Debt (other than Debt issued pursuant to a revolving credit facility) or Preferred Stock of a Subsidiary (1) issued and outstanding prior to the date on which such Subsidiary was acquired by the Company (other than Debt or Preferred Stock issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company), (2) outstanding on the date of the Indenture or
(3) permitted by this clause (iii), so long as (I) the principal amount of such Debt so issued does not exceed the principal amount of the Debt or Preferred Stock so exchanged, refunded or refinanced and (II) the Debt so issued shall have a Stated Maturity later than the Stated Maturity of the Debt or final redemption date (if any) of the Preferred Stock so exchanged, refunded or refinanced, and (B) Debt of a Subsidiary issued pursuant to a revolving credit facility, so long as the aggregate principal amount of all Debt of such Subsidiary permitted by, or permitted to be exchanged, refunded or refinanced by, this clause (iii) that is outstanding at any one time under revolving credit facilities may not exceed the aggregate available commitments (whether drawn or undrawn) available to such Subsidiary (individually or jointly) under revolving credit facilities (but without duplication of such commitments to the extent such commitments were also available to another Subsidiary) on the date such Subsidiary was acquired by the Company; (iv) Non-Recourse Debt of a Non-Recourse Subsidiary issued after the date of the Indenture, except that if any such Debt thereafter ceases to be Non-Recourse Debt of a Non-Recourse Subsidiary, then such event shall be deemed for the purpose of this covenant to constitute the issuance of such Debt by the issuer thereof; (v) Debt issued with respect to obligations that are tax-exempt pursuant to Section 103 of the Code and that are issued in connection with pollution control or other facilities of such Subsidiary; (vi) guarantees of Debt of the Company (other than Secured Debt) permitted under the first sentence or clause (ii), (iii), (v), (vi) or (vii) of the second sentence under "Limitation on Debt", so long as such guarantees rank pari passu in all respects with, or be subordinated in right of payment to, the guarantees that are required under "Guarantees" below to be issued prior to the issuance of such guarantees; and (vii) Debt in an aggregate principal amount or Preferred Stock having an aggregate liquidation value which, together with all other Debt and Preferred Stock of Subsidiaries then outstanding other than Debt or Preferred Stock permitted under clauses (i) through (vi) above, does not exceed 5% of the Consolidated Net Tangible Assets of the Company as of the end of the most recent fiscal quarter of the Company ending not less than 45 days from the date of determination.

         Limitation on Restrictions on Distributions from Subsidiaries. The Company may not, and may not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Debt or other obligation owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture; (2) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Debt issued by such Subsidiary on or prior to the date on which such Subsidiary was acquired by the Company (other than Debt issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company, but not including Debt to the extent issued to provide funds to pay transaction fees, expenses, and other similar miscellaneous costs resulting from, or incurred in connection with, the acquisition of such Subsidiary); (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Debt issued pursuant to an agreement referred to in clause (1) or (2) above, so long as the encumbrances and restrictions under or pursuant to any such refinancing agreement are, in the good faith judgment of the board of directors, no less favorable to the holders of the Notes than the encumbrances and restrictions under or pursuant to the agreement refinanced; (4) any encumbrance or restriction relating to a Non-Recourse Subsidiary; (5) any encumbrance or restriction consisting of customary non-assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease; and (6) in the case of clause (iii) above, restrictions contained in security agreements securing Debt permitted by "Limitation on Secured Debt" to the extent such restrictions restrict the transfer of the property subject to such security agreements.

         Limitation on Sales of Assets and Subsidiary Stock. The Company may not, and may not permit any Subsidiary to, make any Asset Disposition unless
(i) fair market value (as determined in good faith by the board of directors if the Asset Disposition involves shares or assets having a fair market value of more than $5.0 million) is received, (ii) if the fair market value (determined as aforesaid) of the shares or assets subject to such Asset Disposition exceeds $10,000,000, an amount in cash or Cash Equivalents is received from such Asset Disposition equivalent to at least 75% of such fair market value and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied (A) first, to the extent the Company elects, to prepay, repay or purchase Debt incurred under any then existing senior bank term loan agreement of the Company or Debt of a Wholly Owned Subsidiary (in each case other than Debt owed to the Company or a Subsidiary) within 90 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash and to permanently reduce (and not to subsequently recreate, whether with the same bank or otherwise) the related loan commitment (if any) in an amount equal to the principal amount so prepaid, repaid or purchased; (B) second, to the extent of the balance of such Net Available Cash after application as described above, to the extent the Company elects, to (I) make open market purchases of the Senior Notes Due 1997 or (II) the acquisition by the Company or any Subsidiary of Tangible Property or a majority interest in another corporation (so long as, after giving effect thereto, the Consolidated EBITDA Coverage Ratio for the four consecutive fiscal quarters immediately preceding such acquisition (as shown by a pro forma income statement of the Company for the four most recent fiscal quarters ending at least 30 days prior to such acquisition after giving effect to (i) such acquisition as if such acquisition occurred at the beginning of the period, (ii) the issuance and retirement of any Debt since the last day of the most recent fiscal quarter covered by such income statement as if such Debt was issued or retired at the beginning of the period, including the issuance of Debt in connection with such acquisition and (if applicable) the application of the net proceeds thereof to refinance other Debt and (iii) the acquisition of any other company or business acquired by the Company since the first day of the period as if such acquisition occurred at the beginning of the period) exceeds 2.0, in each case within 6 months from the receipt of such Net Available Cash); (C) third, to the extent of the balance of such Net Available Cash after application as described above, to make a tender offer to purchase the Senior Notes Due 1997 at a purchase price of 100% of their principal amount plus accrued interest to the purchase date, unless the available Net Available Cash (after application of Net Available Cash as described above) is less than $10.0 million for any particular Asset Disposition (and if less than $10.0 million, such Net Available Cash is not carried forward for purposes of determining whether a tender offer is required with respect to the Net Available Cash of subsequent Asset Dispositions); (D) fourth, to the extent of the balance of such Net Available Cash after application as described above, to the extent the Company elects, to make open market purchases of the Variable Notes Due 1997; (E) fifth, to the extent of the balance of such Net Available Cash after application as described above, to make a tender offer to purchase Variable Notes Due 1997 at a purchase price of 100% of their principal amount plus accrued interest to the purchase date, unless the available Net Available Cash (after application of Net Available Cash as described above) is less than $10.0 million for any particular Asset Disposition (and if less than $10.0 million, such Net Available Cash is not carried forward for purposes of determining whether a tender offer is required with respect to the Net Available Cash of subsequent Asset Dispositions); (F) sixth, to the extent of the balance of such Net Available Cash after application as described above, to the extent the Company elects, to make open market purchases of the Notes; (G) seventh, to the extent of the balance of such Net Available Cash after application as described above, to make a tender offer to purchase Notes at a purchase price of 100% of their principal amount plus accrued interest to the purchase date, unless the available Net Available Cash is less than $10.0 million for any particular Asset Disposition (and if less than $10.0 million, such Net Available Cash is not carried forward for purposes of determining whether a tender offer is required with respect to the Net Available Cash of subsequent Asset Dispositions); and (H) eighth, to the extent of the balance of such Net Available Cash after application as described above, to (x) the acquisition by the Company or any Wholly Owned Subsidiary of Tangible Property or (y) the prepayment, repayment or purchase of Debt of the Company (including the Notes) or any Subsidiary, in each case within one year from the later of the receipt of such Net Available Cash and the date such tender offer is consummated.

         Limitation on Transactions with Affiliates. The Company may not, and may not permit any Subsidiary to, conduct any business or enter into any transaction or series of related transactions in an aggregate amount greater than $100,000 per transaction or related transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or with any Affiliate of any such owner or the Company (other than (i) a Wholly Owned Subsidiary or a Guarantor, (ii) a Subsidiary at least 51% of the Capital Stock of which is owned by the Company or one or more Wholly Owned Subsidiaries so long as no portion of the minority interest in such Subsidiary is owned by any Affiliate (other than the Company or another Wholly Owned Subsidiary) of either the Company or any Wholly Owned Subsidiary or any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or any Affiliate of such owner or (iii) an employee stock ownership plan for the benefit of the Company's or any Subsidiary's employees) unless (x) the terms of such business, transaction or series of transactions are (A) set forth in writing and (B) as favorable to the Company or such Subsidiary as terms that would be obtainable at the time for a comparable transaction or series of related transactions in arm's-length dealings with an unrelated third person and (y) the board of directors has, by resolution, determined that such business or transaction or series of transactions meets the criterion set forth in (x)(B) above. This covenant, however, will not prohibit (i) a management fee payable by the Company to Carlisle Capital or any Affiliate in an amount not to exceed 2.0% of sales per year, so long as the Company and Carlisle Capital or such Affiliate execute and deliver to the Trustee a management fee subordination agreement (in the form attached to the Indenture as an exhibit) or (ii) transactions between the Company or any Subsidiary and certain underwriters.

         Guarantees. The Company will cause each Subsidiary that guarantees Debt of the Company (other than Secured Debt) permitted under the first sentence or clause (ii), (iii), (v), (vi) or (vii) of the second sentence under "Limitation on Debt" to execute and deliver to the Trustee, prior to or concurrently with the issuance of such guarantee, a supplemental indenture, in form satisfactory to the Trustee, pursuant to which such Subsidiary unconditionally guarantees the Notes, and such guarantee of Debt of the Company must rank pari passu in all respects with, or be subordinated in right of payment to, such guarantee of the Notes, and also such Subsidiary is not required to issue such guarantee of the Notes if such Subsidiary has previously guaranteed the Notes and such previous guarantee (i) satisfies the requirements of this covenant with respect to such guarantee of Debt of the Company and (ii) is in full force and effect.

         SEC Reports. The Company will file with the Trustee and provide holders of Notes within 15 days after it files them with the Commission copies of its annual reports and of the information, documents and reports which the Company or any Subsidiary is required to file with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will continue to file with the SEC and provide the Trustee and Securityholders with such annual reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which are specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA Section 314(a).

LIMITATION ON MERGER

         The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, another person unless
(i) the resulting, surviving or transferee person is a person organized and existing under the laws of the United States, any State thereof or the District of Columbia, and such entity expressly assumes by a supplemental indenture all the obligations of the Company under the Notes and the Indenture, (ii) immediately prior to and after giving effect to such transaction, no Default has occurred and is continuing, (iii) the resulting, surviving or transferee person has Consolidated Net Worth after giving effect to such transaction which is not less than the Consolidated Net Worth of the Company prior to such transaction, (iv) immediately after giving effect to such transaction, the resulting, surviving or transferee person would be able to issue an additional $1.00 of Debt pursuant to the first sentence of "Limitation on Debt" and (v) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture.

GUARANTEE

         Poly-Tech and each other Guarantor which may become a Guarantor pursuant to the covenant described under "Guarantees" above jointly and severally, unconditionally and irrevocably guarantees to each holder of New Notes and to the Trustee and its successors (a) the due and punctual payment of principal of and premium and interest on the New Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Indenture and the New Notes and (b) the due and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture and the New Notes (all the foregoing being collectively called the "Obligations"). Each Guarantor further agrees that the Obligations may be extended or renewed, in whole or in part, without notice or further assent from such Guarantor, and that such Guarantor will remain bound notwithstanding any extension or renewal of any Obligation. Each Guarantor waives presentation to, demand of, payment from and protest to the Company of any of the Obligations, and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the New Notes or the Obligations.

         Concurrently with any sale or other disposition (other than to the Company or any Affiliate of the Company) by way of merger, consolidation or otherwise of all or substantially all the assets of a Guarantor or all the Capital Stock of a Guarantor permitted by and in accordance with the terms of the Indenture, such Guarantor (in the event of such a sale or other disposition of all the Capital Stock of such Guarantor) or the corporation acquiring the property (in the event of such a sale or other disposition, by way of a merger, consolidation or otherwise, of all or substantially all the assets of such Guarantor) will be released and relieved of its Obligations. Except as provided in the preceding sentence, this guarantee will be binding upon each Guarantor and its successors and assigns and will inure to the benefit of the successors and assigns of the Trustee and the holders of the Notes and, in the event of any transfer or assignment of rights by any holder or the Trustee, the rights and privileges conferred upon that party in the Indenture and in the Notes will automatically extend to and be vested in such transferee or assignees, all subject to the terms and conditions of the Indenture.

DEFAULTS

         An Event of Default is defined in the Indenture as (i) default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon redemption, upon declaration or otherwise, including any failure by the Company to repurchase any of the Notes when required pursuant to "Change in Control or Fundamental Change", (ii) default in the payment of interest on any Note when due, continued for 30 days, (iii) failure by the Company to comply with "Limitation on Merger", (iv) failure by the Company for 30 days after notice to comply with its obligations under the covenants described above under "Limitation on Secured Debt", "Limitation on Sale and Leaseback Transactions", "Limitation on Debt", "Limitation on Restricted Payments", "Limitation on Subsidiary Debt and Preferred Stock", "Limitation on Restrictions on Distributions from Subsidiaries", "Limitation on Sales of Assets and Subsidiary Stock", "Limitation on Transactions with Affiliates", "Guarantees" and "Change of Control or Fundamental Change" (other than a failure to repurchase Notes when required pursuant to the covenant described under "Change of Control or Fundamental Change"), (v) failure by the Company for 60 days after notice to comply with its other agreements contained in the Indenture, (vi) acceleration of Debt of the Company or any Significant Subsidiary by the holders thereof because of a default on such Debt having an outstanding principal amount of $2.0 million or more in the aggregate and not annulled within 10 days after notice, or failure to make any payment on Debt of the Company or a Significant Subsidiary when due (without regard to any applicable grace period) and the total amount of such Debt exceeds $2.0 million and such default is not cured in 10 days after notice (the "cross-acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary or (viii) one or more judgments or decrees for the payment of money of $2.0 million or more is rendered against the Company or a Significant Subsidiary and is not fully bonded and/or covered by insurance and there is a period of 60 consecutive days during which a stay of enforcement of such judgment or decree by reason of a pending appeal or otherwise is not in effect or during which such judgment or decree is not vacated or discharged and such default is not cured within 10 days after notice (the "judgment default provisions").

         A Default under clause (iv), (v), (vi) or (viii) is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the New Notes notify the Company of the Default and the Company does not cure the Default within the specified time.

         If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal of and accrued but unpaid interest on all New Notes to be due and payable. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the New Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the New Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding New Notes may rescind any such acceleration with respect to such New Notes and its consequences.

         The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers' certificate stating whether such officers have knowledge of any Default that occurred during such period and, if they do know of such Default, the certificate will describe the Default and what action the Company is taking or proposes to take with respect thereto. Promptly after an officer of the Company learns of a Default, the Company will deliver to the Trustee an officers' certificate specifying such Default and what action the Company is taking or proposes to take with respect thereto.

         Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default thereunder should occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the New Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Subject to such provisions for security or indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the New Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.

AMENDMENT, SUPPLEMENT, WAIVER

         Subject to certain exceptions, the Indenture may be amended or supplemented without notice to any holder of New Notes but with the consent of the holders of at least a majority in principal amount of the New Notes then outstanding, and any past default or compliance with any provision may be waived with the consent of the holders of at least a majority in principal amount of the New Notes then outstanding. However, without the consent of each holder of an outstanding New Note affected thereby, no amendment may, among other things, (i) reduce the amount of New Notes whose holders must consent to any amendment; (ii) reduce the rate of or extend the time for payment of interest on any New Note; (iii) reduce the principal of or extend the fixed maturity of any Note, (iv) reduce the premium payable upon redemption of any Note or change the time at which any Note may or shall be redeemed; (v) change the currency for payment of principal of, or premium or interest on, any Note;
(vi) make any change to the covenant entitled "Change of Control or Fundamental Change"; (vii) impair the right to institute suit for the enforcement of any payment on or with respect to any New Note; (viii) waive certain payment defaults with respect to the New Notes; or (ix) make any change in the amendment provisions which require each holder's consent or in the waiver provisions. Without the consent of any holder of the New Notes, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated New Notes in addition to or in place of certificated New Notes so long as such uncertificated New Notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended, to add guarantees with respect to the New Notes, to add to the covenants of the Company for the benefit of holders of the New Notes, to surrender any right conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the New Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

         After an amendment described in the preceding sentence becomes effective, the Company must mail to holders of the New Notes notice briefly describing such amendment. However, the failure to give such notice to all holders of the New Notes, or any defect therein, will not impair or affect the validity of the amendment.

         The consent of the holders of the New Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

TRANSFER

         The New Notes will be issued in registered form and will be transferable only upon the surrender of the New Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

PAYMENT FOR CONSENT

         Neither the Company, any Affiliate of the Company nor any Subsidiary may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of a New Note for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

DEFEASANCE

         The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "Certain Covenants" (other than "SEC Reports") and "Change of Control or Fundamental Change" and the operation of the cross-acceleration provision and the judgment default provision described under "Defaults" ("covenant defeasance").

         The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi) or (viii) under "Defaults".

         In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions including delivering to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

         United States Trust Company of New York is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the New Notes.

GOVERNING LAW

         The Indenture provides that it will be governed by the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

         The following definitions apply to the covenants described above:

         "Affiliate" of any specified person means (i) any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified person, (ii) any other person who is a director or officer (A) of such specified person, (B) of any subsidiary of such specified person or (C) of any person described in clause (i) above or (iii) any corporation or other organization of which persons described in (i) or (ii) above collectively own more than 10% of the equity. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries (other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary or a Guarantor, (ii) a disposition of property or assets that is at fair market value and in the ordinary course of business and (iii) a disposition of obsolete assets in the ordinary course of business), including any disposition by means of a merger, consolidation or similar transaction.

         "Attributable Debt" in respect of a sale and leaseback arrangement means, as at the time of determination, the greater of (i) the fair value of the property subject to such arrangement (as determined by the board of directors) and (ii) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement (including any period for which such lease has been extended).

         "Attributed Income Tax Liabilities" means liabilities (including estimated liabilities to the extent amounts are required to be paid on an estimated basis) for Federal income taxes and for all state and local income taxes that are imposed on shareholders of the Company with respect to the earnings of the Company under the provisions of Subchapter S or analogous state and local income tax laws.

         "Average Life" means, as of the date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Debt multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

         "Capital Lease Obligations" of a person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

         "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock.

         "Consolidated Adjusted EBITDA Coverage Ratio" with respect to any period means the ratio of (i)(a) the aggregate amount of Consolidated Net Income before Consolidated Interest Expense, income taxes, depreciation expense and amortization expense (but without giving effect to any extraordinary gain or loss) less (b) Consolidated Capital Expenditures to (ii) the aggregate amount of Consolidated Interest Expense for such period.

         "Consolidated EBITDA Coverage Ratio" with respect to any period means the ratio of (i) the aggregate amount of Consolidated Net Income before Consolidated Interest Expense, income taxes, depreciation expense and amortization expense (i.e., all noncash charges subtracted in determining operating income) (but without giving any effect to any extraordinary gain or loss) and the management fees payable to Carlisle Capital and Affiliates thereof to (ii) the aggregate amount of Consolidated Interest Expense for such period.

         "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated subsidiaries, including
(i) interest expense attributable to capital leases, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) noncash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Interest Rate Protection Agreements (including amortization of discount) and (vii) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries held by persons other than the Company or a Wholly Owned Subsidiary.

         "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles. However, Consolidated Net Income will not include:

                 (i) any net income of any person if such person is not a Subsidiary, except that (A) the Company's equity in the net income of any such person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such person for such period will be included in determining such Consolidated Net Income,

                 (ii) any net income of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition,

                 (iii) any net income of any Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Company, except that (A) the Company's equity in the net income of any such Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Subsidiary during such period to the Company or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Subsidiary for such period will be included in determining such Consolidated Net Income, and

                 (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any capital stock of any person.

         "Consolidated Net Tangible Assets" means the total assets shown on the balance sheet of the Company and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by the Company not more than 90 days prior to the taking of any action for the purpose of which the determination is being made less (i) all current liabilities and amounts applicable to minority interests of the Company and (ii) goodwill and other intangibles.

         "Consolidated Net Worth" means, with respect to any person, the total of the amounts shown on the balance sheet of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by the Company not more than 90 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

         "Consolidated Tangible Assets" means (i) the total assets shown on the balance sheet of the Company and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by the Company not more than 90 days prior to the taking of any action for the purpose of which the determination is being made less (ii) goodwill and other intangibles.

         "Credit Agreement" means one or more revolving credit agreements, entered into after the date of the Indenture pursuant to which the Company or any Subsidiary finances working capital borrowings, as any such agreement or agreements may be amended, refinanced or replaced from time to time.

         "Debt" of any person means, without duplication,

                 (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar interests for the payment of which such person is responsible or liable;

                 (ii) all Capital Lease Obligations of such person;

                 (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

                 (iv) all obligations of such person issued or contracted for as payment in consideration of the purchase by such person of the stock or substantially all of the assets of other persons or a merger or consolidation to which such person was a party;

                 (v) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i), (ii), (iii) and (iv) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

                 (vi) all obligations of the type referred to in clauses (i) through (v) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and

                 (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

         "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

         "Eligible Inventory" will mean inventory which qualifies as "Eligible Inventory" as such term may be defined in an applicable Credit Agreement and which serves as the borrowing base for working capital loans.

         "Eligible Receivables" will mean receivables which qualify as "Eligible Receivables" as such term will be defined in the Credit Agreement and which serves as the borrowing base for working capital loans.

         "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock or Redeemable Stock).

         "Guarantor" means Poly-Tech and each other Subsidiary (if any) that delivers to the Trustee a supplemental indenture, in form satisfactory to the Trustee, pursuant to which such person expressly agrees to unconditionally guarantee the Notes on the terms and conditions set forth in the Indenture.

         "Interest Rate Protection Agreement" means any interest swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

         "Issue" means issue, assume, guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Secured Debt, Debt or Preferred Stock issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which the issuer thereof becomes a Subsidiary shall be deemed for the purposes of the covenant described under "Limitation on Secured Debt" (in the case of Secured Debt) and the covenant described under "Limitation on Subsidiary Debt and Preferred Stock" (in the case of Debt or Preferred Stock) to be issued by such Subsidiary at the time it becomes a Subsidiary, except that this PROVISO shall not apply to Secured Debt, Debt or Preferred Stock to the extent issued to provide funds to pay transaction fees, expenses, and other similar miscellaneous costs resulting from, or incurred in connection with, the acquisition of such issuer.

         "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

         "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Debt or other obligations relating to such properties or assets or received in any other noncash form) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under generally accepted accounting principles, as a consequence of such Asset Disposition, and in each case net of all payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

         "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

         "Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock of such corporation. However, Non-Convertible Capital Stock will not include any Redeemable Stock or Exchangeable Stock.

         "Non-Recourse Debt" means Debt or that portion of Debt (a) as to which neither the Company nor its Subsidiaries (other than a Non-Recourse Subsidiary)
(i) provide credit support (including any undertaking, agreement or instrument that would cause such Debt or portion of Debt to be considered Debt of the Company or a Subsidiary (other than a Non-Recourse Subsidiary)) or (ii) is directly or indirectly liable and (b) no default with respect to which (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt issued after the date of this Indenture of the Company or any Subsidiary (other than a Non-Recourse Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity.

         "Non-Recourse Subsidiary" means a Subsidiary that (i) has not acquired any assets (other than cash acquired while such Subsidiary is a Non-Recourse Subsidiary and materials, supplies and equipment purchased in the ordinary course of business) from the Company or any Subsidiary and (ii) has no Debt other than Non-Recourse Debt.

         "Permitted Investments" means (a) investments in direct obligations of the United States of America maturing within 90 days of the date of acquisition thereof, (b) investments in certificates of deposit maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States or any state thereof having capital, surplus and undivided profits aggregating in excess of $500.0 million, and (c) investments in commercial paper given the highest rating by two nationally recognized statistical rating organizations (as defined in Rule 436 under the Securities Act) and maturing not more than 90 days from the date of acquisition thereof.

         "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

         "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to the first anniversary of the maturity of the Notes.

         "Scheduled Principal Amount", when used with respect to any Debt or Preferred Stock, means the sum of (i) the principal amount of such Debt or liquidation value of such Preferred Stock plus (ii) amounts paid as voluntary repayments of such Debt or voluntary redemptions of such Preferred Stock. However, (A) any mandatory repayment or redemption made pursuant to any provision of such Debt or Preferred Stock requiring mandatory repayments or redemptions based upon the Company's or a Subsidiary's excess cash flow or favorable financial performance (except to the extent that excess cash flow or favorable financial performance is attributable to the net proceeds of Asset Dispositions) will be deemed to be voluntary repayments, (B) any payment made pursuant to a provision of a revolving credit agreement requiring a reduction in the amount outstanding thereunder for a specified period of time in each year that is not related to a reduction in the commitment of the lenders thereunder will be deemed to be a voluntary repayment and (C) to the extent any voluntary repayment or redemption discharges or satisfies a succeeding mandatory repayment or redemption, such voluntary repayment or redemption will be deemed to be a mandatory repayment or redemption only at the time and to the extent such succeeding mandatory repayment or redemption would otherwise have been required to have been made.

         "Secured Debt" means any Debt of the Company or a Subsidiary secured by a Lien on any property or assets of the Company or any Subsidiary.

         "Significant Subsidiary" means (i) any domestic Subsidiary of the Company (other than a Non-Recourse Subsidiary) which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 3% of the Company's total assets on a consolidated basis as of such date, or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 3% of the Company's total revenues on a consolidated basis for such period, or
(ii) any foreign Subsidiary of the Company (other than a Non-Recourse Subsidiary) which at the date of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 5% of the Company's total assets on a consolidated basis as of such date, in each case determined in accordance with generally accepted accounting principles, or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 5% of the Company's total revenues on a consolidated basis for such period. If two or more Subsidiaries (other than Non-Recourse Subsidiaries) which are not at the respective times of determination relevant to each thereof Significant Subsidiaries within the meaning of clause (i) or (ii) above (a) take or suffer action of the type described in clause (vii) of "Defaults" or, in the aggregate, take or suffer action of the type described in clauses (vi) or (viii) of "Defaults" and (b) have at such time of determination total assets or revenues as described above which represent percentages which when added together equal either 10% or more of the Company's total assets on a consolidated basis or of the Company's total revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income as described above, the Subsidiary which last takes or suffers the type of action described in clauses
(vii) of "Defaults" shall be deemed a Significant Subsidiary and the Subsidiary taking or suffering action of the type described in clauses (vi) or (viii) of "Defaults" to the greatest extent shall be deemed a Significant Subsidiary.

         "Stated Maturity", when used with respect to any security or any installment of interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

         "Subordinated Obligation" means any Debt of the Company (whether outstanding on the date hereof or hereafter incurred) which is subordinate or junior in right of payment to the Notes.

         "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

         "Tangible Property" means all land, buildings, machinery and equipment and leasehold interest and improvements which would be reflected on a balance sheet of the Company prepared in accordance with generally accepted accounting principles, excluding (i) all such tangible property located outside the United States of America, (ii) all rights, contracts and other intangible assets of any nature whatsoever and (iii) all inventories and other current assets.

         "Voting Stock" means, with respect to a corporation, all classes of capital stock then outstanding of such corporation normally (and apart from rights accruing under special circumstances) entitled to vote in elections of directors.

         "Wholly Owned Subsidiary" means a Subsidiary (other than a Non-Recourse Subsidiary) all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of certain United States federal income tax consequences of the exchange of Old Notes for New Notes. The discussion set forth below is based upon the Internal Revenue Code of 1986, as amended, regulations and announcements promulgated thereunder and published rulings and court decisions, all as in effect on the date hereof and without giving effect to changes to the federal tax laws, if any, enacted after the date hereof. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements or conclusions set forth below. This summary does not discuss all the federal income tax consequences that may be relevant to a particular holder or to certain holders subject to special treatment under the federal income tax laws.

         The exchange of Old Notes for New Notes should not be treated as a sale or exchange of Old Notes for federal income tax purposes. Consequently, noteholders who exchange Old Notes for New Notes will not recognize gain or loss upon receipt of the New Notes. For purposes of computing original issue discount on the New Notes, the original issue discount, if any, of the Old Notes will carry over to the New Notes as if the New Notes were issued on the same issue date and for the same issue price as the Old Notes. A noteholder's tax basis in and market discount, if any, on the New Notes will be the same as such noteholder's tax basis in and market discount, if any, on the Old Notes exchanged therefor. Noteholders will be considered to have held the New Notes from the time of their original acquisition of the Old Notes.

         There will be no federal income tax consequences of the Exchange Offer to nonexchanging noteholders.

         THE FOREGOING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS INCLUDED HEREIN FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS OF OLD NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL INCOME TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER, AS WELL AS THE EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.


                              PLAN OF DISTRIBUTION

         In case of a      broker-dealer     which acquired Old      Notes for
its own account     as a result of marketmaking      activities or other trading
activities,     such broker-dealer may be deemed an "underwriter" for purposes of the Securities Act and, if it is able to make the representations set forth in the third paragraph under "The Exchange Offer -- Procedures for Tendering," may obtain New Notes in the Exchange Offer and may resell such New Notes without registration under the Securities Act, provided that such broker-dealer delivers to the purchaser of such New Notes a copy of a prospectus relating thereto, which may be this Prospectus as supplemented or amended from time to time.


         New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the
purchasers of any such New Notes.      The Letter of Transmittal requires such
broker-dealer to acknowledge that the broker-dealer will deliver such prospectus, but states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to be admitting that it is an "underwriter" within the meaning of the Securities Act.


        The Company has agreed that, for a period of one year after the Expiration Date of the Exchange Offer, it will make this Prospectus, as amended or supplemented from time to time, available to any broker-dealer for use in
connection with any such resale.       The Company has agreed to pay all
expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the holders of the New Notes and will indemnify the Holders of the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.


         The Company will not receive any proceeds from any sale of New Notes by broker-dealers or any other persons. Any broker- dealer that resells or participates in a distribution of New Notes may be deemed to be an "underwriter" as defined in Section 2(11) of the Securities Act and subject to restrictions thereunder as such.


                                 LEGAL MATTERS

         Certain legal matters regarding the validity of the New Notes will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.


                                    EXPERTS

         The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Deloitte & Touche, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes") and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         With respect to the unaudited interim financial information for the periods ended March 31,1994 and 1993, June 30, 1994 and 1993 and September 30, 1994 and 1993, which is incorporated herein by reference, Deloitte & Touche and Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche and Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's By-Laws require indemnification of directors and officers of the Company to the fullest extent permitted by Delaware law.
Section 145 of the Delaware General Corporation Law generally provides that any person who was or is a director or officer may be indemnified against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. However, if the legal proceeding is by or in the right of the corporation, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless the court in which such action was brought deems it proper.

ITEM 21.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      Exhibits.

EXHIBIT
NUMBER             DESCRIPTION OF EXHIBIT
- ------             ----------------------
   4.1     --     Indenture dated November 10, 1994 relating to the Company's Series A 10 1/4% Senior Notes Due 1997 (the "New
                  Notes") among the Company, Poly-Tech, as guarantor, and United States Trust Company of New York, as trustee (a
                  specimen of the New Notes is contained as Exhibit A thereto).     *

   5.1     --     Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company.     *

10.1(a)    --      Securities Purchase Agreement dated as of March 23, 1990 between the Company and Kawajitsu Leasing (H.K.) Ltd.
                  (incorporated by reference to Exhibit 10.1(a) to the Registration Statement on Form S-1, Registration No. 33-
                  35966, as filed with the Securities and Exchange Commission on October 30, 1990 (hereinafter, the "1990 S-1")).

10.1(b)    --      Securities Purchase Agreement dated as of March 23, 1990 between the Company and Show Leasing America, Inc.
                  (incorporated by reference to Exhibit 10.1(b) to the 1990 S-1).

  10.2     --     Securities Purchase Agreement dated as of March 23, 1990 between the Company and each purchaser of the 1997 Notes
                  (incorporated by reference to Exhibit 10.2 to the 1990 S-1).

  10.3     --     Carlisle Acquisition Corp.'s Senior Subordinated Note in the principal amount of $35,000,000, dated April 7, 1989
                  (incorporated herein by reference to Exhibit A to Exhibit 4.1 of the 1989 S-1).

  10.4     --     Poly-Tech's Senior Subordinated Promissory Note in the principal amount of $55,000,000, dated March 23, 1990
                  (incorporated by reference to Exhibit 10.21 to the 1990 S-1).

  10.5     --     Indenture dated March 23, 1990, as supplemented by First Supplemental Indenture dated as of October 9, 1990, relating to the Company's Senior Variable Notes Due 1997 among the Company, Poly-Tech, Inc., as guarantor, and the
                  Bank of Montreal Trust Company, as trustee (incorporated by reference to Exhibits 4.2 and 4.3 to the 1990 S-1, respectively).

  10.6     --     Management Agreement dated as of September 12, 1994 between the Company and Carlisle Plastics Management
                  Corporation (incorporated by reference to Exhibit 10.8 to the Company's Quarterly  Report on Form 10-Q for the
                  quarter ended September 30, 1994 (the "September 1994 10-Q")).

  10.7     --     Restated 1991 Employee Incentive Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on
                  Form S-8, Registration No. 33-64890, as filed with the Securities and Exchange Commission on June 24, 1993).

  10.8     --     Lease between the Company and One Union Realty Trust dated September 1, 1991, as amended by Addendum Number 1 to the Lease dated June 29, 1993 (incorporated by reference to Exhibits 10.35 to the Company's Annual Report on Form
                  10-K for the fiscal year ended December 31, 1991 (the "1991 10-K") and 10.10 to the Annual Report on Form 10-K for
                  the fiscal year ended December 31, 1993).

  10.9     --     Stockholders' Agreement dated as of July 16, 1991 by and among High-D Acquisition Corp., Carlisle Plastics, Inc.
                  and certain individuals and institutions relating to Rhino-X Industries, Inc. (incorporated by reference to
                  Exhibit 10.45 to the 1991 10-K).

 10.10     --     Employment Agreement dated September 1, 1992 between the Company and David E. Wilbur, Jr. (incorporated by reference to Exhibit I to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992) as
                  amended by the Amendment dated September 20, 1994.     *

 10.11     --     Indenture relating to the Company's 10 1/4% Senior Notes Due 1997 among the Company, Poly-Tech, as Guarantor, and
                  United States Trust Company of New York, as Trustee (a form of the Notes is contained as Exhibit A thereto)
                  (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, as amended, Registration No.
                  33-47627, as filed with the Securities and Exchange Commission on May 1, 1992).

 10.12     --     Credit Agreement dated as of March 9, 1994 by and among the Company, as borrower, Poly-Tech, A&E Products (Far
                  East) Ltd. ("Far East"), Plasticos Bajacal S.A. de C.V. ("Plasticos"), Rhino-X Industries, Inc. ("Rhino-X"), A&E
                  Korea, Ltd. ("Korea"), American Western Corporation ("American Western") and AWC Transportation Corporation
                  ("AWCT"), as co-obligors, and General Electric Capital Corporation ("GECC"), as agent and lender, as amended by the First, Second and Third Amendments to Credit Agreement and Security Agreement dated as of April 14, April 15, and October 25, 1994 by and among the same parties (incorporated by reference to Exhibits 10.14 to the Company's
                  Quarterly  Reports on Form 10-Q for the quarters ended March 31, 1994 (the "March 1994 10-Q") and June 30, 1994
                  and the September 1994 10-Q).

 10.13     --     Revolving Credit Note dated March 9, 1994 in the amount of $55,000,000 issued by the borrowers under the Credit
                  Agreement referenced in Exhibit 10.12 to GECC (incorporated by reference to Exhibit 10.15 to the March 1994 10-Q).

 10.14     --     Security Agreement dated as of March 9, 1994 by and among the borrowers under the Credit Agreement referenced in
                  Exhibit 10.12 and GECC, as administrative agent, as amended by the First Amendment to Credit Agreement and Security Agreement dated as of April 14, 1994 by and among the same parties (included in Exhibit 10.12).

 10.15     --     Asset Purchase Agreements dated March 9, 1994 by and between the Company and American Western, Poly-Tech and
                  Rhino-X (incorporated by reference to Exhibit 10.17 to the March 1994 10-Q).

 10.16     --     Contract Manufacturing Agreements dated March 9, 1994 by and between the Company and American Western, Poly-Tech and Rhino-X (incorporated by reference to Exhibit 10.18 to the March 1994 10-Q).

 10.17     --     Subordination Agreement dated as of March 9, 1994 by and among GECC, the Company, Poly-Tech, Far East, Plasticos,
                  Rhino-X, Korea, American Western and AWCT (incorporated by reference to Exhibit 10.19 to the March 1994 10-Q).

 10.18     --     Equipment Lease Agreement dated as of April 4, 1994, as amended by the First Amendment and Amendment No. 2 dated as of August 17 and October 25, respectively, by and between the Company and GECC (incorporated by reference to
                  Exhibits 10.20 to the March 10-Q and September 1994 10-Q).

 10.19     --     Equipment Sublease Agreements dated as of April 4, 1994, as amended by Amendments dated as of August 17 and
                  October 25, 1994, by and between the Company and American Western, Poly-Tech and Rhino-X (incorporated by reference to Exhibits 10.21 to the March 10-Q and September 1994 10-Q).

 10.20     --     Bills of Sale dated April 4, 1994 by the Company, Poly-Tech, American Western and Rhino-X (incorporated by reference to Exhibit 10.22 to the March 1994 10-Q).

 10.21     --     Subordination Agreement dated as of April 4, 1994 by and among GECC, the Company, Poly-Tech, Far East, Plasticos,
                  Rhino-X, Korea, American Western and AWCT (incorporated by reference to Exhibit 10.23 to the March 1994 10-Q).

 10.22     --     Subsidiary Guarantees dated as of April 4, 1994 by Poly-Tech, American Western and Rhino-X in favor of GECC
                  (incorporated by reference to Exhibit 10.24 to the March 1994 10-Q).

 10.23     --     Receivables Funding and Servicing Agreement dated as of April 14, 1994, as amended by Amendment No. 1 dated as of
                  October 25, 1994, by and among Carlisle Plastics Funding Corporation ("CPFC"), as Borrower, Redwood Receivables
                  Corporation ("Redwood"), as Lender, the Company, as Servicer, and GECC, as Operating Agent and Collateral Agent
                  (incorporated by reference to Exhibits 10.25 to the March 1994 10-Q and September 1994 10-Q).

 10.24     --     Note dated October 25, 1994 in the amount of $45,000,000 issued by CPFC to Redwood pursuant to the Receivables
                  Funding and Servicing Agreement referenced in Exhibit 10.23 (incorporated by reference to Exhibit 10.26 to the
                  September 1994 10-Q).

 10.25     --     Receivables Sale Agreement dated as of April 14, 1994, as amended by Amendment No. 1 dated as of October 25, 1994, by and between the Company and CPFC (incorporated by reference to Exhibits 10.27 to the March 1994 10-Q and
                  September 1994 10-Q).

 10.26     --     Note dated October 25, 1994 in the amount of $45,000,000 issued by the Company to CPFC pursuant to the Receivables
                  Sale Agreement referenced in Exhibit 10.25 (incorporated by reference to Exhibit 10.28 to the September 1994 10-
                  Q).

 10.27     --     Employment Agreement dated September 12, 1994 by and between the Company and Clifford A. Deupree.     *

  12.1     --     Statement of ratio of earnings to fixed charges of the Company.     *

  13.1     --     Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (incorporated by reference to the September
                  1994 10-Q as filed with the Commission on November 10, 1994).

  15.1     --     Letter of Deloitte & Touche LLP regarding unaudited interim financial information.     *

  23.1     --     Consent of Lindquist & Vennum P.L.L.P. (See exhibit 5.1 above).

  23.2     --     Consent of Deloitte & Touche LLP.

  24.1     --     A Power of Attorney is set forth on the signature pages of this Registration Statement.

  25.1     --     Statement of Eligibility and Qualification on Form T-1, dated November 29, 1994, by the Company and United States
                  Trust Company of New York, as trustee, relating to the New Notes.     *

  99.1     --     Form of Letter of Transmittal.

  99.2     --     Form of Notice of Guaranteed Delivery.     *

______________________

*  Previously filed.


(b)      Financial Statement Schedules

         Not applicable.


ITEM 22.   UNDERTAKINGS.

         The Company and Poly-Tech hereby undertake:

         1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company and Poly-Tech pursuant to the foregoing provisions, or otherwise, the Company and Poly-Tech have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company or Poly-Tech of expenses incurred or paid by a director, officer or controlling person of the Company or Poly-Tech in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company or Poly-Tech, as the case may be, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         2. (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         3. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has
duly caused this    Amendment No. 1 to the      Registration Statement to be
signed on its behalf by the undersigned, thereunto duly authorized, in the City
of Phoenix, State of Arizona, on    January 26 1995.

                                        CARLISLE PLASTICS, INC.


                                        By: /s/ William H. Binnie
                                            ------------------------------------
                                            William H. Binnie
                                            Chairman of the Board of Directors


        Pursuant to the requirements of the Securities Act of 1933, this
   Amendment No. 1 to the     Registration Statement has been signed on
January 26, 1995,     by the following persons in the capacities indicated.

Signature                                           Title
- ---------                                           -----
/s/ William H. Binnie                   Chairman of the Board of Directors
- -----------------------------           (principal executive officer)
William H. Binnie

/s/ Patrick J. O'Leary                  Chief Financial Officer, Secretary (principal
- -----------------------------           financial and accounting officer) and Director
Patrick J. O'Leary

           *                            Director
- -----------------------------
Clifford A. Deupree

           *                            Director
- -----------------------------
Yehochai Schneider

           *                            Director
- -----------------------------
Clarence M. Schwerin III

           *                            Director
- -----------------------------
Samuel H. Smith, Jr.

           *                            Director
- -----------------------------
David E. Wilbur, Jr.

           *                            Director
- -----------------------------
Grant M. Wilson



- ----------------------
*  By: /s/ William H. Binnie
       ----------------------
       William H. Binnie
       Attorney-in-Fact


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has
duly caused this     Amendment No. 1 to the      Registration Statement to be
signed on its behalf by the undersigned, thereunto duly authorized, in the City
of Phoenix, State of Arizona, on     January 26, 1995.


                                    POLY-TECH, INC.


                                    By: /s/ William H. Binnie
                                        ----------------------------------------
                                        William H. Binnie
                                        Chairman of the Board of Directors




        Pursuant to the requirements of the Securities Act of 1933, this


   Amendment No. 1 to the     Registration Statement has been signed on
   January 26, 1995,      by the following persons in the capacities indicated.

Signature                                                   Title
- ---------                                                   -----
/s/ William H. Binnie                           Chairman of the Board of Directors
- ----------------------------------              (principal executive officer)
William H. Binnie


/s/ Patrick J. O'Leary                          Vice President, Secretary, and Chief Financial Officer (principal
- ----------------------------------              financial and accounting officer)
Patrick J. O'Leary

                                 EXHIBIT INDEX


Exhibit
 No.             Description
- -------          -----------
4.1              Indenture dated November 10, 1994 relating to the Company's Series A 10 1/4% Senior Notes Due 1997 (the "New
                 Notes") among the Company, Poly-Tech, as guarantor, and United States Trust Company of New York, as trustee (a
                 specimen of the New Notes is contained as Exhibit A thereto).    *

5.1              Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company.    *

10.10            Amendment dated September 20, 1994 to the Employment Agreement dated September 1, 1992 by and between the Company
                 and David E. Wilbur, Jr.   *

10.27            Employment Agreement dated September 12, 1994 by and between the Company and Clifford A. Deupree.   *

12.1             Statement of ratio of earnings to fixed charges of the Company.   *

15.1             Letter of Deloitte & Touche LLP regarding unaudited interim financial information.   *

23.1             Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5.1 above).

23.2             Consent of Deloitte & Touche LLP.

25.1             Statement of Eligibility and Qualification on Form T-1, dated November 29, 1994, by the Company and United States
                 Trust Company of New York, as trustee, relating to the New Notes.   *

99.1             Form of Letter of Transmittal.

99.2             Form of Notice of Guaranteed Delivery.   *

______________________

* Previously filed.

